02030906

UIL HOLDINGS CORPORATION

200


bility
10,0
retail
of service

Connecting with Customers

customer satis

UIL at a glance

Corporate Profile

UIL Holdings Corporation is the holding company for The United Illuminating Company (UI) and United Resources, Inc. (URI). The Corporation trades on the NYSE under the symbol UIL.

UI is a regulated, New Haven-based transmission and distribution company that provides electricity and energy-related services to more than 318,000 customers in the Greater New Haven and Greater Bridgeport areas. URI is the umbrella organization for UIL's non-utility business units, including Xcelecom, American Payment Systems (APS), United Capital Investments and United Bridgeport Energy. United Capital Investments and United Bridgeport Energy are the business units that hold UIL's passive investments.

APS is the nationwide leader in providing bill payment processing to customers who want the convenience of paying in person. Through a nationwide agent network of over 10,000 retail relationships, APS processes more than 90 million payments totaling $9 billion annually.

Xcelecom is a leading provider of specialty contracting services and voice-data-video integrated solutions to customers in the eastern United States. Xcelecom has 16 locations in seven states from Massachusetts to North Carolina.

Financial Profile

(In thousands except per share amounts)	2001	2000	1999
Consolidated Highlights			
Operating Revenues	$1,085,846	$880,855	$750,730
Net Income	$ 59,363	$ 60,757	$ 52,224
Basic Earnings Per Common Share	$ 4.21	$ 4.32	$ 3.71
Diluted Earnings Per Common Share	$ 4.19	$ 4.31	$ 3.71
Return on Average Common Equity	12.13%	13.00%	11.45%
Book Value Per Common Share	$ 35.42	$ 34.03	$ 32.59
Dividends Declared Per Share	$ 2.88	$ 2.88	$ 2.88
Total Retail Kilowatt-hour Sales	5,724,470	5,653,725	5,652,650

Contents

What matters most to customers and share-owners? One word: performance. Throughout 2001, in an economy that capsized some and caught others by surprise, UIL Holdings pursued goals that would be part of our strategy in any set of circumstances. The United Illuminating Company (UI) continued to be the most reliable electric utility in the Northeast, fine-tuning its information systems and reaffirming its historical commitment to customer satisfaction. UI's steady source of cash earnings fueled a positive growth pattern in our non-utility businesses. American Payment Systems (APS), for one, has grown to become the nation's largest provider of walk-in payment services, with retail locations in 45 states and a recent roll-out of convenient new transaction products. Xcelecom, now a power-house of highly specialized electrical and voice-data-video design services, has become a significant earner for UIL. It is leading us to growth pinnacles on the basis of prudent, knowledge-based investment criteria. Performance matters. So do people, plans and perseverance. We are proud of the fact that we can credit them all.

Getting it done...

Highlights of 2001

Xcelecom

Xcelecom's net income exceeded $6M, almost three times higher than in 2000.

Five new companies were acquired by Xcelecom in 2001, raising the total number of employees to 1700+ and the total number of companies under the Xcelecom umbrella to 12, with assets totaling $180M.

Xcelecom successfully completed work on the Mohegan Sun casino addition, the largest project in the company's history, at a cost of $100M.

The company now operates in every major market from Boston to North Carolina, with 16 locations, successfully fulfilling the initial strategic geographic objective.

The United Illuminating Company (UI)

During 2001, UI continued to reorganize in response to state-mandated electric industry restructuring, and implemented a business model to spur continuous improvement in work processes. To lead the company into this new era, UI selected nine Process Executives (two of whom are new to the company) committed to delivering customer and shareowner value.

The utility reached a milestone of 265,000 meters billed through our new automatic meter reading system, to be completed in 2002.

Through the Conservation and Load Management Fund created by Connecticut's General Assembly, UI provided conservation services to 38,678 customers. An estimated 78 million kWh of energy and $8M in electricity costs were saved by participating residents and businesses, which had a positive environmental impact.

To support economic development and enhance reliability for our customers, UI completed the relocation of a major substation at the former Steel Point site in Bridgeport.

American Payment Systems (APS)

In May 2001, APS acquired a majority position in CellCards of Illinois, a business offering prepaid cellular, local and long-distance calling cards and related products and services. The products will be offered through APS's entire 10,000 retail relationships. Prior to acquisition, CellCards grossed $14M in sales during its first year in business.

APS began the process of launching its prepaid MasterCard product, Access by QuickPay!, which is now being sold and serviced in 2002. The Access card will serve a growing need for customers outside of the traditional banking system.

To enhance its management team, APS made two strategic hires. Ron Urquhart, President of APS Cards Services, Inc., a wholly owned subsidiary of APS, offers essential depth of experience as APS ventures into the prepaid credit card business. Paul LaVoie, Vice President of Sales and Marketing, has provided the focus, direction and energy behind a 56% sales growth in 2001.

UIL Holdings Corporation

UIL maintained a strong, consistent dividend yield of 5.7% throughout 2001.

For the first time, UIL revenue exceeds $1 billion.

UIL Holdings held its first annual shareholder meeting in May.

UIL completed a $75 million note financing.

UIL continued to direct the growth and success of its non-utility businesses by investing cash generated from utility operations.

It's in the numbers...

Dear Fellow Shareowners:

A utility, by its very nature, is fueled by customer relationships. At UIL, we're no longer just a regional utility. Yet, even as we've changed with deregulation, establishing emerging growth businesses outside of the electrical utility domain, the fact remains — customer relationships are still the building block of our success.

This fact stands out against a backdrop of economic uncertainty, as do the numbers we've highlighted for you in these pages. Despite the stock market's decline, UIL held strong, with a consistent dividend yield (5.7% at this writing at the stock price of $52.50) supported by solid earnings and strong cash flow. The growth strategy in our non-utility businesses hasn't veered from our strong and steady path. We've become leaders in service niches that demand sophisticated products and services — where few companies possess the determination, knowledge and technical acumen to venture. In all, we've proven ourselves as long-term players.

We continue to strive for a strong connection with our customers by remaining committed to their needs and continuing to upgrade our services. And we are focused on goals that our managers are empowered to fulfill. At the same time, we are resilient, willing to learn and adjust as change affects our business.

Steady as we grow. As a small cap service company, UIL's performance has been steady and predictable. For investors looking for a way to avoid the rocks under the waves, we hold the advantage of being a "known player" that has already established a consistent pattern through years of economic fluctuation and uncertainty.

While the tragedies that our nation suffered last year had a deep personal impact on everyone here at UIL, the effect on our financial performance has been minimal. Even though growth rates in our utility's service territory have not been high, our earnings come out of a return on an equity base, and that continues to be strong. A year of reduced manufacturing and economic activity has been felt throughout the country, but it has not significantly affected our financial performance.

If your criterion is value, UIL stock was well worth holding in 2001, a fact that remains true in 2002. UIL beat the mid-year earnings guidance numbers we provided in 2001, with year-end earnings per share of $4.21.

"UIL's consistently strong dividend yield, well-supported by earnings, is fueled by a strong cash flow from our utility, operating from a base of stable kilowatt-hour sales. Wise reinvestment of this cash points to a sustained growth pattern, and those facts prevail against a backdrop of economic ambiguity. For customers, it adds up to a very reliable source of services; for investors, a very exciting business proposition."

Nathaniel D. Woodson
Chairman, President and
Chief Executive Officer, UIL



5.7% dividend

Though our utility earnings were down compared with the previous year, they have been offset in part by our non-utility businesses and investments, and we expect to see earnings from our non-utility businesses more than make up for waning utility earnings.

UIL stock retains its strong dividend yield of 5.7%, particularly good in light of the general decline in the economy. And our dividend is well supported, covered more than three times over by cash flow from operations. Thanks to the nature of our utility business (UI), we enjoy a strong cash flow to invest in businesses that meet our stringent criteria. The pay-off in dividend and shareowner confidence has been worth every penny of our thoughtful, deliberate approach.

When you put all this together, we have a very exciting, ongoing investment proposition.

Fueled by 101+ years of experience and trust. The highest reliability in the Northeast is a pretty lofty goal for a public utility. For UI, it's a reality that our 318,000 residential and commercial customers in Southwest Connecticut enjoy each day. In return, UI has received an 86% customer transaction satisfaction rate, upheld by treating those we serve as customers rather than as mere ratepayers.

Electric restructuring — which led UI to divest itself of power generation facilities — has allowed us to focus more on new customer service technologies. This past year, for instance, we finalized plans to implement a new customer information system. Soon, our customers will have instant access to their account information so they can compare their electrical usage and billing amounts between statements. And we'll be using it in-house to support multiple department functions and new business requirements.

UI's Network Meter Reading Project is rapidly reaching completion in 2002. This is another example of efficiency and convenience, eliminating door-to-door reading, reducing the need for customer billing estimates and giving UI the instantaneous information needed to respond to electrical outages.

When it became necessary to replace Enron North American Corp. as our standard offer generation services supplier in December 2001, UI did it seamlessly. On the basis of its solid record and competitive bid, Dominion

"It's my belief that our utility customers should be treated as individuals and businesses who need and use our services, not as mere 'ratepayers.' So, in meeting our obligations to shareowners, we've met our obligations to customers through unwavering reliability and quality customer service. Our meter reading program brings greatly enhanced meter data and billing services. And we will give our customers an instant connection to their account by streamlining our information system."

Anthony J. Vallillo
President and
Chief Operating Officer,
The United Illuminating
Company



318,000
customers

of Richmond, Virginia, won the contract over 10 other competitors, demonstrating that wholesale energy competition is alive and well, benefiting our customers. The transition was transparent, giving our customers reliable, uninterrupted energy at current rates.

UI currently represents two-thirds of our business and remains the biggest cash-producer for UIL. Deregulation has meant reduced earnings, but it has also meant that we have successfully managed any exposures on the utility side of our business.

Conduits and connections to a wider business universe. Two primary businesses under UIL's United Resources, Inc. umbrella are delivering services to a rapidly increasing customer base — and our shareowners are beginning to reap the benefits of our investment in their expansion and development.

APS, with 10,000 retail relationships across the country, is now the nation's largest provider of walk-in payment services to people who pay their bills in person rather than through the postal service or Internet. Operating in 45 states, APS experienced 56% sales growth last year alone, with another strong sales year predicted in 2002.

Many strategic decisions were made at APS last year that should greatly enhance our position. A contract on the East Coast with Verizon is expected to add significant volume in the years ahead. We acquired a majority interest in CellCards of Illinois, a provider of prepaid cellular and long-distance cards, and we entered into a joint marketing agreement with Billmatrix, an emerging name in payments by phone. This year, APS has already begun selling a prepaid MasterCard (Access by Quickpay!) and has acquired the walk-in bill payment business of Merchants Express Money Order Company (MEMO), one of the largest money order providers in the U.S.

There's every reason to expect that APS will become a dominant player in a profitable niche. It has already become a valuable conduit for people outside of the banking system who wish to pay their bills efficiently.

Xcelecom, our other major service company, has more than doubled its size to over $300 million dollars per year since 2000 and is already proving its worth on our balance sheet. Once a marginal contributor to our earnings, it brought in $6 million for us last year, triple its 2000 level. From North Carolina to Massachusetts, Xcelecom is a known quantity — a leading provider of tailored electrical and voice-data-video design, cellular communication antennae, telecom and computer infrastructure construction, systems integration and related services.

"Xcelecom is the fastest growing electrical contractor between North Carolina and Boston, with a 187% increase in net earnings from 2000 to 2001. For all that momentum, we've proceeded with sharply defined criteria. The companies we acquire already possess strong customer ties. As part of Xcelecom, they gain the full complement of resources to bring their customers efficiencies and technologies not previously available — welding the customer connection."

Dennis E. Dugan
President, Xcelecom, Inc.


187%
earnings growth

The 12 acquired companies that now comprise Xcelecom were added in a disciplined fashion. They must serve industrial/commercial markets and have a great local reputation and strong customer list. They have been profitable in the past and still are as Xcelecom assets. Future acquisitions must first pass the same litmus tests.

Three years from now, we expect Xcelecom will be a significant player in both electrical contracting and network systems integration. Since 85% of Xcelecom's work force is employed on an as-needed basis, we don't expect losses, even in a prolonged economic downturn.

The vitality and vigilance to get it done. If I had to credit a single reason for UIL's solid performance, it would be our vital, energetic management team. They are serious planners and serious learners, empowered to fulfill the expectations of our shareowners and customers alike. Each of them embraces a strategy of rigorous business planning, understanding our business proposition and engaging the right people to get it done.

You'll see their faces in the pages of this report as well as their ideas about connecting with customers. They understand that knowing the customer's needs, knowing the regulatory agencies and suppliers, and knowing how to achieve efficiencies will always be at the root of our success.

"People, plans, performance" is still our imperative for top performance in all of our businesses. We will remain vigilant regarding changes in the economy and where they may take our business. Just as important, we will do nothing to place our dividend at risk and will continue to be disciplined investors. As a result, we are a sound investment for difficult-to-predict financial times.

We continue to appreciate your trust and loyalty and will repay it by remaining committed to our principles, our plans and our customers — all that has contributed to our performance and reliability in the past.

Nathaniel D. Woodson,
Chairman, President and Chief Executive Officer

"For people whose daily transactions are made with cash in hand rather than with checks or credit cards, APS is a vital connection. Small wonder that our sales growth was 56% last year. With 10,000 retail relationships in 45 states, we're accessible to those we serve. And with new products — like prepaid phone cards and our new prepaid MasterCard, Access by QuickPay! — we're becoming our customers' bridge to technology-driven transactions."

Paul A. Rocheleau
President,
American Payment Systems, Inc.


Access
56%
sales



Nathaniel D. Woodson



Robert L. Fiscus

Q&A

What's in a number? Nat Woodson, Chairman, President, and Chief Executive Officer, and Bob Fiscus, Vice Chairman and Chief Financial Officer, discuss the reasons for UIL's performance last year and answer questions that are top of mind for UIL customers and shareowners. What are the constants and what are the variables? Read on for the answers.

Q UIL has adapted well to change in the energy industry. What are the biggest changes that the company as a whole will be up against in 2002?

A With UI, our utility, public policy decisions need to be made in Connecticut and the Northeast to ensure adequate infrastructure is in place to meet growing energy demands. That will involve the construction of new transmission lines, facilities and investments — projects we support — that can support growth of the interconnected wholesale market. And the critical decisions must be made in 2002 or 2003 to ensure the benefits of reliable, low-cost energy to this region.

In response to an order by Connecticut's Department of Public Utility Control, UI filed for a complete review of its rates by the department in late 2001. While we cannot predict the outcome of the rate case, we strongly support a rate plan similar to the one currently in place.

During 2001, Xcelecom far outpaced its performance in 2000, with an income growth rate of 287% over the previous year. It faces changes spelled out in our business plan, involving careful acquisitions that will allow us to grow beyond Xcelecom's current service area, now stretching from North Carolina to Boston. We may or may not have some macroeconomic issues that impinge upon our plans this year, but we intend to pursue our plans and continue to build our base.

APS's customer base is still the lower 15% of the economic strata, people who are living in a cash society and who need our services for that reason. We're rolling out some new services this year — a prepaid debit card and prepaid telephone pins, for example — and fully expect them to be well received. They are more technologically advanced ways to move funds, making life easier for people without credit cards or a bank account. The main question is whether our customer base grows significantly this year in light of the economy. If it does, we're ready for it.

Q What does a small cap company like UIL have to offer investors in today's shifting economy?

A Well, for one, a healthy dividend, well protected by cash flows. In today's economy, that's about as much predictability and stability as you'll find in your search for steady, long-term returns. For another, we have a management team focused on shareholder value and fully committed to a rigorous, well-defined business plan. There's excellent opportunity for gains as our team grows the earnings of each non-utility company. Within the utility, of course, our managers have done a thorough job of re-examining our mission and re-engineering processes to maximize efficiency, keeping our utility cash flow steady. Finally, we take a thorough approach to shareholder communications. Simply visit our website at www.uil.com for information we update quarterly.

"The Nasdaq Stock Market has to be up on a 7x24 basis. As true partners would, UI has proactively maintained overhead power and their electrical infrastructure to minimize our exposure to transient failure — it all adds up to 99.99% reliability. They strategically plan out their scheduled repairs and major upgrades in conjunction with our operating hours and provide timely information when a major electrical event has occurred. UI is sensitive to the operating demands of the Nasdaq Stock Market and annually provides my team with a 'State of UI' presentation, particularly as it pertains to their peak load demands and the potential for voltage reduction.

"As evidenced by their commitment to Nasdaq, UI negotiated a strategic long-term contract with us, sending the message that we are a vital company and partner."

Richard Lind
Senior Vice President,
The Nasdaq Stock Market



99.99%
reliability

Q As UIL becomes more diversified, is it also becoming more streamlined?

A We really have streamlined our processes and operations while enhancing our environment in recent years. For instance, we are installing new processes at UI that remove obstacles in our information system, allowing customers to access their account information without delays. Our customers consistently want their bills to reflect actual usage. To that end, our automated Network Meter Reading Project virtually eliminates the need for billing estimates. Throughout our non-utility businesses — which depend on high-tech information systems — efficient operations are part of the everyday structure. So I would say, yes, our diversification is taking place in tandem with streamlining.

Q What are UIL's main criteria in its own investment strategy?

A Long-term success is our compass. However, we're always seeking new opportunities for acquisition, joint venturing and investment. During the second half of 2000 and throughout 2001, we made investments totaling $180 million. But our criteria remain stringent. Our investments in projects and entrepreneurial ventures are in areas where we have unique access and knowledge. Thorough knowledge, I would say, is one of the overriding essentials behind our 25% interest in a new electric transmission cable that will connect Connecticut with Long Island. With APS, we've been making small acquisitions with the goal of acquiring new technology — such as the prepaid products we're rolling out this year. As we grow Xcelecom, we're using a very structured, disciplined evaluation model. The companies we consider must serve the industrial/commercial markets with a great reputation, and must have a strong customer list that will immediately contribute to our earnings growth. And, of course, their managers must be excited about being part of a larger organization. It's a pretty tight screen, all in all.

Q Dominion (Richmond, Virginia) has taken Enron's place as the standard offer supplier for UIL. Why did you select this company?

A Dominion is a widely known energy producer headquartered in Richmond, Virginia. It won our contract over 10 other competitors because it had the best offer. Dominion is reliable, resourceful, solid and experienced, allowing us to continue service at the existing rate to standard offer customers. Once Dominion was selected, the transition occurred transparently. Our customers never experienced any change in service. That's a testament to the vibrant, growing wholesale energy market developing in New England. For our standard offer customers, it means competitive pricing and continued reliability.

"Over our 40-year history as the industry leader in lighting controls, Lutron has always had a strong emphasis on innovation. Like Lutron, Deifenderfer/ Xcelecom offers innovative technical solutions to meet our growing needs in both the electrical and data/communications areas.

"Through top builders like the Alvin H. Butz Company, Deifenderfer/ Xcelecom has partnered with us on our facilities in the Lehigh Valley, and allowed us to realize savings in both construction and operations efficiencies. We are very happy to work with the entire team from Deifenderfer/ Xcelecom, and we consider them to be a part of the Lutron family."

Greg L. Butz
President,
Alvin H. Butz, Inc.

Joel Spira
Chairperson and Founder,
Lutron Electronics Co., Inc.

469
combined years of service



Q People feature prominently in this year's report. Who are the people behind UIL's strategies and what are their strengths?

A Behind UI, our utility, is Tony Vallillo, who has been with UI for 30-plus years. His strength is an ability to work closely with the people who regulate us as well as those who work here. Tony's engineering discipline and customer service experience are aligned with UI's mission of reliability and customer value. He understands that we serve customers, not ratepayers, and he places their everyday needs at the top of his many priorities.

Dennis Dugan, who heads Xcelecom, knows how to lead a complex organization, and he also knows how utilities can grow non-utility businesses. Those leadership strengths were groomed by the Naval Academy and the Marine Corps, where he served as an officer, and in his former position with United Water Resources. We're very fortunate to have so many skills and insights in one leader.

Paul Rocheleau directs our financial transactions business. His executive experience has taken him from PricewaterhouseCoopers to Computerland and Bloomingdale's-by-mail. This background suits perfectly the needs of a business that involves 10,000 retail relationships and transactions based on complex technologies and conduits for transferring funds.

So we have leaders with backgrounds both relevant and vital to the businesses we run.

Q How has UI strengthened its connection with customers in the past year?

A By implementing our Network Meter Reading Project, we're bringing our 318,000 customers enhanced service with their billing statements. We enjoy an 86% customer transaction satisfaction rate. By using an outside agency to help us measure how well we serve our customers, we've honed our response in areas that need improvement. And our redesign/re-engineering effort likewise led us to fine-tune the ways we relate with communities and customers.

Q How have UIL's non-utility companies strengthened their connection with customers?

A In 2001, APS invested significantly in expanding our agent network, which includes some 10,000 retail locations. We can now serve more customers than ever because we've made it easier than ever for them to reach us. Last year, that added up to 56% sales growth. By adding new services, like prepaid retail cards and phone cards, we're helping people who operate on a cash basis make the vital connections necessary to live in a technology-driven society.

"I've been a UI customer for more than 35 years and in all that time, I've never had any problems with service. None at all. I've never had to worry where UI is getting its energy supply from — my needs, from lights to appliances, are always met. I use Budget Billing so it's easy for me to budget my electric bill payments. And I trust what's in my statement — automated meter reading makes it accurate."

Jennie Maraucci
Residential Customer


86%
customer satisfaction

With Xcelecom, the historically strong customer relationships each subsidiary fostered prior to our acquisition remain strong. The services, project management skills and satisfied customer base are all there. It is Xcelecom's job to provide the resources and interrelated network that will help these companies sharpen their technology and become ever more responsive to customer needs. And we're doing that.

Q **Did the 2001 economy affect UIL's earnings? What impact do you foresee in the year ahead?**

A We started out the year being more optimistic about financial market conditions than was justified in the end. That caused us to revise our earnings estimate in mid-year, which we beat. Last year, our dividend yield remained consistent, nearly level with the prior year's. Though our utility earnings waned from the previous year, our other businesses nearly offset this dip. So, while the economy had an impact, it was held in check by the nature of our utility business, which brings in fairly stable kilowatt-hour sales. The coming year's economic predictions are ambiguous and we'll be watching carefully. With Xcelecom, for instance, we'll be watching how orders come in during the first part of the year to help us shape our expectations. The market for acquiring additional companies remains robust, so if there's an opportunity to add value, we won't miss it. APS's market — the lower 15% of income earners — could very well expand if the economy continues to stress this population.

Q **Can you summarize the business philosophy and approach that UIL will take throughout 2002?**

A We're here to meet the needs of our customers and our communities in a very responsible fashion. We will continue to do it through a well-trained and engaged work force. We'll strive to be the best provider of service to our customers, and we'll strive to deliver the highest return to those who have invested in us. Our company and subsidiaries will continue to focus on how we do our work, on changes in the markets we serve and on understanding our customers. We will work to help shape policy that affects UIL and its customers. Our dividend will continue to be supported by cash flow coming out of our utility, while a greater portion of future earnings will flow out of our growing non-utility businesses. All of these factors are constants, no matter where the economy is going. They are the bedrock of next year's numbers.

"Many of my customers use the APS Accupay and QuickPay! programs in my store to pay their monthly utility bills. The system is so popular, on some days it brings up to 100 extra customers into my store. I receive a good commission for making APS available here. And the customer service I get from APS is about five times better than the old bill-payment system I used."

Berhan Yagliedere
Owner,
Bereket Deli


PAID
10,00
retail relationships

Financial section

Year Ended 2001 Relative Stock Price Performance

UIL vs. Philadelphia Utility Index (^UTY)

UIL 4% Appreciation

UTY 14% Depreciation



5%
0%
-5%
-10%
-15%
Jan
Feb
Mar
Apr
May
June
Jul
Aug
Sep
Oct
Nov
Dec

Contents

Major Influences on Financial Condition

The financial condition of UIL Holdings Corporation (UIL Holdings) will continue to be dependent on the level of the electric utility retail sales of its direct subsidiary, The United Illuminating Company (UI), and on UI's ability to control expenses, as well as on the performance of the businesses of UIL Holdings' non-utility subsidiaries. The two primary factors that affect electric utility sales volume are economic conditions and weather. The principal factors affecting the financial condition of UIL Holdings' operating non-utility subsidiaries, American Payment Systems, Inc. and Xcelecom, Inc., are the pace of technological changes, competition, risks related to management of internal growth, acquisition financing and integration, exposure to downturns in the economy, risks associated with contracts, recoverability and possible impairment of goodwill, and collectibility of receivables.

UIL Holdings' financial status and financing capability will continue to be sensitive to many other factors, including conditions in the securities markets, economic conditions, interest rates, the level of income and cash flow of UIL Holdings' subsidiaries, and legislative and regulatory developments, including the cost of compliance with increasingly stringent environmental legislation and regulations.

On December 31, 1996, the Connecticut Department of Public Utility Control (DPUC) completed a financial and operational review of UI and ordered a five-year incentive retail rates regulation plan for the years 1997 through 2001 (the Rate Plan). The Rate Plan accelerated the amortization and recovery of regulatory assets if UI's common stock equity return on regulated utility investment exceeded 10.5% after recording the amortization. UI's authorized return on regulated utility common stock equity during the period was 11.5%. Earnings above 11.5%, on an annual basis, were utilized one-third for customer bill reductions, one-third to accelerate amortization of regulatory assets, and one-third retained as earnings.

The Rate Plan included a provision that it could be reopened and modified upon the enactment of electric utility restructuring legislation in Connecticut. On October 1, 1999, the DPUC issued a decision establishing UI's standard offer customer rates, commencing January 1, 2000, at a level 10% below 1996 rates, as directed by the Restructuring Act described in detail below. These standard offer customer rates superseded the rates that were included in the Rate Plan. The decision also reduced the required amount of accelerated amortization of assets in 2000 and 2001. Under this 1999 decision, all other components of the 1996 Rate Plan remained in effect through 2001.

On February 13, 2001, the Connecticut Attorney General and the Office of Consumer Counsel petitioned the DPUC to initiate a proceeding and hold a hearing concerning the need to decrease UI's rates by reason of UI having earned a return on regulated common equity more than 1% above the authorized level of 11.5% for at least six consecutive months. The DPUC docketed such a proceeding and, by a letter dated July 3, 2001, stated its intention to combine a full review of UI's retail rates (a Rate Case) in the same docket as the overearnings proceeding. Following hearings on August 8, 2001 and August 27, 2001, the DPUC issued a final decision on October 31, 2001, holding that, as a result of the earnings sharing mechanism embedded in UI's Rate Plan, UI's customers have directly benefited when UI has earned over its 11.5% authorized return on regulated common

Major Influences on Financial Condition (continued)

equity during the Rate Plan period. Because the earnings sharing mechanism was scheduled to end with the Rate Plan on December 31, 2001, the DPUC ordered that the earnings sharing mechanism be extended effective January 1, 2002 until the conclusion of the Rate Case proceeding. The DPUC's decision also found that UI's earnings are not expected to exceed 11.5% in 2002, but that just and reasonable rates for UI at this point in time can only be determined in the full Rate Case proceeding. UI filed Rate Case schedules in November 2001, together with supporting prefiled sworn written testimony. DPUC hearings have been scheduled for March and April 2002. UI anticipates a final decision in the Rate Case proceeding by mid-2002.

In April 1998, Connecticut enacted Public Act 98-28 (the Restructuring Act), a massive and complex statute designed to restructure the state's regulated electric utility industry. As a result of the Restructuring Act, the business of generating and selling electricity directly to consumers has been opened to competition. These business activities are separated from the business of delivering electricity to consumers, also known as the transmission and distribution business. The business of delivering electricity remains with the incumbent franchised utility companies (including UI) which continue to be regulated by the DPUC as Distribution Companies.

Under the Restructuring Act, all Connecticut electricity customers are able to choose their power supply providers. Through December 31, 2003, UI is required to offer fully bundled retail service to its customers under a regulated "standard offer" rate to each customer who does not choose an alternate power supply provider, even though UI is no longer in the business of retail power generation. UI is also required under the Restructuring Act to provide back-up power supply service to customers whose alternate power supply provider fails to provide power supply services for reasons other than the customers' failure to pay for such services.

On December 28, 1999, UI entered into agreements with Enron Power Marketing, Inc. (EPMI), a subsidiary of Enron Corp. (Enron), Houston, Texas, for the supply of all of the power needed by UI to meet its standard offer obligations at fixed prices until the end of the four-year standard offer period on December 31, 2003. On December 2, 2001, Enron and many of its subsidiaries, including EPMI, commenced bankruptcy proceedings seeking protection from their creditors while they attempt to reorganize under federal bankruptcy law. This action by EPMI was an event of default under its agreements with UI and effective January 1, 2002, UI terminated all of its agreements with EPMI. On December 28, 2001, UI entered into an agreement with Virginia Electric and Power Company for the supply of all of UI's standard offer generation service needs from January 1, 2002 through December 31, 2003.

The Restructuring Act requires that, in order for UI to recover any stranded costs, it must attempt to divest its ownership interests in its nuclear-fueled power plants prior to 2004. On October 1, 1998, in its "unbundling plan" filing with the DPUC under the Restructuring Act and in other regulatory dockets, UI stated that it planned to divest its nuclear generation ownership and leasehold interests (17.5% of Seabrook Station in New Hampshire and 3.685% of Millstone Unit 3 in Connecticut) by the end of 2003, in accordance with the Restructuring Act. The sale of UI's ownership in Millstone Unit 3 was consummated on March 31, 2001. UI's share of the proceeds from the sale, including nuclear fuel, was $34.4 million. There was no direct impact on UI's financial results, and net-of-tax proceeds from the sale that were in excess of the market value of the plant, as set by the DPUC, were credited to reduce stranded cost rate base. That amount is approximately $15.3 million and is subject to true-up by the DPUC. On December 15, 2000, UI and The Connecticut Light and Power Company filed with the DPUC for approval of their plan to divest their respective interests in Seabrook Station by an auction process. On October 10, 2001, the DPUC issued its final decision approving the plan with certain modifications. The New Hampshire Public Utilities Commission, in coordination with the DPUC, has retained an investment banking firm as the exclusive financial advisor to conduct the auction of Seabrook Station, which is expected to be completed around the end of 2002.

Liquidity and Capital Resources

UIL Holdings' capital requirements are presently projected as follows:

(In Millions)	2002	2003	2004	2005	2006
Unrestricted Cash on Hand – Beginning of Year[1]	$29.5	$ –	$ –	$ –	$ –
Funds from Operations less Dividend[2]	76.4	71.6	83.6	93.0	93.3
Subtotal	105.9	71.6	83.6	93.0	93.3
Less:					
Capital Expenditures[2]					
UI	68.3	54.1	35.8	26.4	22.4
URI	73.0	16.6	21.6	23.2	19.0
Total Capital Expenditures	141.3	70.7	57.4	49.6	41.4
Plus:					
Net Cash from Plant Sales[3]	127.0	–	–	–	–
Cash Available to Pay Debt Maturities and Redemptions	91.6	0.9	26.2	43.4	51.9
Less:					
Maturities and Mandatory Redemptions	100.0	100.0	–	104.3	104.3
Optional Redemptions	128.2	–	–	–	–
External Financing Requirements (Surplus)[2]	136.6	99.1	(26.2)	60.9	52.4
Plus:					
Issuance and Sale of Long-term Debt	100.0	100.0	–	50.0	50.0
Increase (Decrease) in Short-term Borrowings	36.6	(0.9)	(26.2)	10.9	2.4
Short-term Borrowings/(Temporary Cash Investments) – End of Year	$68.2	$67.3	$41.1	$52.0	$54.4

(1) Excludes restricted cash in American Payment Systems, Inc. of $53.0 million, UI of $3.2 million and Xcelecom of $0.4 million. See "Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note (A), Statement of Accounting Policies – Restricted Cash."

(2) "Funds from Operations less Dividends," "Capital Expenditures" and "External Financing Requirements (Surplus)" are estimates based on current earnings and cash flow projections. All of these estimates are subject to change due to future events and conditions that may be substantially different from those used in developing the projections. 2002 capital expenditures for URI include estimates for acquisitions and investments similar to those previously completed. There is no guarantee that such acquisitions or investments will take place, and none are forecast beyond 2002. All of these estimates are subject to change due to future events and conditions that may be substantially different from those used in developing the projections.

(3) The estimate for "Net Cash from Plant Sales" for 2002 is based on speculative pricing and other projections for the sale of Seabrook Unit 1, expected to be completed around the end of 2002.

All capital requirements that exceed available cash will have to be provided by external financing. Although there is no commitment to provide such financing from any source of funds, other than a $70 million revolving credit agreement that UIL Holdings has with a group of banks, a $25 million revolving credit agreement that Xcelecom has with a bank, and a $10 million revolving credit agreement that APS has with a bank, future external financing needs are expected to be satisfied by the issuance of additional short-term and long-term debt. The continued availability of these methods of financing will be dependent on many factors, including conditions in the securities markets, economic conditions, and future income and cash flow.

See "Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note (B), Capitalization and Note (E), Short-term Credit Arrangements" for a discussion of UIL Holdings' credit arrangements.

Liquidity and Capital Resources (continued)

At December 31, 2001, UIL Holdings had $86.1 million of cash and temporary cash investments, of which $56.6 million is restricted cash. This represents an increase of $38.7 million from the corresponding balance at December 31, 2000. The components of this increase, which are detailed in the Consolidated Statement of Cash Flows, are summarized as follows:

(In Millions)	
Balance, December 31, 2000	$ 47.4
Net cash provided by operating activities	157.0
Net cash provided by (used in) financing activities:	
Financing activities, excluding dividend payments	(2.4)
Dividend payments	(40.6)
Retirement of debt securities	(1.1)
Cash invested in plant, including nuclear fuel	(47.4)
Acquisition of businesses, net of cash acquired	(23.0)
Non-utility passive investments	(3.8)
Net Change in Cash	38.7
Balance, December 31, 2001	$ 86.1

New Accounting Standards

See the discussion included in "Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note (A), Statement of Accounting Policies."

Results of Operations

UIL HOLDINGS CORPORATION RESULTS OF OPERATIONS: 2001 ACTUAL EARNINGS VS. PREVIOUS ESTIMATE

Net income for UIL Holdings Corporation (UIL Holdings) was $59.4 million in 2001, or $4.21 per share. This was above the top of the estimated 2001 range of $4.05 - $4.15 reported in UIL Holdings' earnings release dated July 23, 2001 and reaffirmed in its earnings release dated October 22, 2001. UIL Holdings' utility subsidiary, United Illuminating (UI), hit the top of its range, and UIL Holdings' non-utility subsidiary, United Resources (URI), exceeded its top range despite the poorer than expected performance of passive investments reflecting poor financial market conditions. URI's Xcelecom, Inc. (Xcelecom) subsidiary experienced significant earnings growth in 2001, offsetting the losses in some of URI's passive investments.

2001 VS. 2000

UIL HOLDINGS CORPORATION RESULTS OF OPERATIONS: 2001 VS. 2000

Compared to 2000 net income of $60.8 million, or $4.32 per share, UIL Holdings' 2001 earnings decreased by $1.4 million, or $0.11 per share. The reduction was due primarily to the absence of net one-time gains of $0.9 million, or $0.06 per share, recorded in 2000; to higher amortization of regulatory assets as mandated for 2001 in UI's retail electric Rate Plan; and to lower investment returns on UI's pension plan assets resulting from poor financial market conditions. These reductions were offset, in large part, by improved Nuclear Division performance due to shorter outages in 2001 compared to 2000, and by an improvement at the non-utility businesses to more than twelve times the income earned in 2000. The non-utility business improvement was driven by Xcelecom's acquisition strategy, which was partially offset by losses in some of URI's passive investments.

The total impact of poor financial market performance on UIL Holdings' 2001 earnings was about $0.50 per share. Absent this factor, UIL Holdings would have earned about $4.71 per share in 2001, or a 9% increase over 2000 earnings.

The table below represents a comparison of UIL Holdings' Net Income and Earnings per Share for 2001 and 2000.

(In Thousands except per share data)	Year Ended Dec. 31, 2001	Year Ended Dec. 31, 2000	2001 more (less) than 2000 Amount	Percent
NET INCOME				
UI from operations	$48,036	$53,370	$(5,334)	(10.0)%
Nuclear Division	9,003	6,347	2,656	41.8%
United Resources (Non-Utility)	2,324	182	2,142	1,176.9%
TOTAL NET INCOME FROM OPERATIONS	59,363	59,899	(536)	(0.9)%
UI from one-time items	0	858	(858)	(100.0)%
TOTAL NET INCOME	$59,363	$60,757	$(1,394)	(2.3)%
EARNINGS PER SHARE				
UI from operations	$ 3.41	$ 3.80	$ (0.39)	(10.3)%
Nuclear Division	0.64	0.45	0.19	42.2%
United Resources (Non-Utility)	0.16	0.01	0.15	1,500.0%
TOTAL EPS FROM OPERATIONS	4.21	4.26	(0.05)	(1.2)%
UI from one-time items	0.00	0.06	(0.06)	(100.0)%
TOTAL EPS – BASIC	$ 4.21	$ 4.32	$ (0.11)	(2.5)%
TOTAL EPS – DILUTED (NOTE A)	$ 4.19	$ 4.31	$ (0.12)	(2.8)%

Note (A): Reflecting the effect of dilutive stock options. See "Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note (A), Statement of Accounting Policies – Earnings per Share," and "Note (B), Capitalization – Common Stock."

Results of Operations (continued)

The following is a line-by-line tabular summary of some lines of UIL Holdings' income statement, including comparisons between 2001 and 2000 by subsidiary. Significant variances are explained in the individual subsidiary sections that follow.

(In Thousands)	Year Ended Dec. 31, 2001	Year Ended Dec. 31, 2000	2001 more (less) than 2000 Amount	Percent
OPERATING REVENUE				
UI from operations, before sharing	$ 669,476	$651,136	$ 18,340	2.8%
UI sharing from operations	(3,864)	(12,701)	8,837	(69.6%)
UI one-time items	0	9,642	(9,642)	(100.0%)
Nuclear Division	49,206	56,614	(7,408)	(13.1%)
URI	371,028	176,164	194,864	110.6%
Total	$1,085,846	$880,855	$204,991	23.3%
FUEL AND ENERGY EXPENSE				
UI	$ 264,954	$273,979	$ (9,025)	(3.3%)
Nuclear Division	6,953	8,174	(1,221)	(14.9%)
Total	$ 271,907	$282,153	$ (10,246)	(3.6%)
OPERATION AND MAINTENANCE EXPENSE				
UI	$ 154,460	$139,390	$ 15,070	10.8%
Nuclear Division	22,700	32,980	(10,280)	(31.2%)
URI	350,797	163,617	187,180	114.9%
Total	$ 527,957	$335,987	$191,970	57.1%
DEPRECIATION AND AMORTIZATION				
UI	$ 27,448	$ 26,847	$ 601	2.2%
Nuclear Division	1,485	1,714	(229)	(13.3%)
URI	3,878	3,278	600	18.3%
Subtotal depreciation	32,811	31,839	972	3.1%
Amortization	63,317	37,874	25,443	67.2%
Total depreciation and amortization	$ 96,128	$ 69,713	$ 26,415	37.9%
TAXES – OTHER THAN INCOME TAXES				
UI – Connecticut gross earnings tax	$ 26,661	$ 23,715	$ 2,946	12.4%
UI – other	15,440	16,896	(1,456)	(8.6%)
Nuclear Division – other	1,222	1,409	(187)	(13.3%)
URI – other	1,826	1,036	790	76.3%
Total	$ 45,149	$ 43,056	$ 2,093	4.9%
INTEREST CHARGES				
UI	$ 31,034	$ 31,661	$ (627)	(2.0%)
Nuclear Division	1,777	2,111	(334)	(15.8%)
URI	10,728	10,727	1	0.0%
Total	$ 43,539	$ 44,499	$ (960)	(2.2%)
INCOME TAXES				
UI	$ 39,840	$ 43,416	$ (3,576)	(8.2%)
Nuclear Division	6,091	4,173	1,918	46.0%
URI	2,260	440	1,820	413.6%
Total	$ 48,191	$ 48,029	$ 162	0.3%

UNITED ILLUMINATING RESULTS OF OPERATIONS: 2001 VS. 2000

Results for 2001 for UI, excluding the Nuclear Division and one-time items, decreased by $0.39 per share compared to 2000. The Nuclear Division earned $0.64 per share in 2001, an increase of $0.19 per share compared to 2000.

(In Thousands)	Year Ended Dec. 31, 2001	Year Ended Dec. 31, 2000	2001 more (less) than 2000 Amount	Percent
EPS FROM OPERATIONS (BASIC)				
UI excluding Nuclear Division and Sharing	$ 3.72	$ 4.81	$(1.09)	(22.7)%
Sharing	(0.31)	(1.01)	0.70	–
Subtotal UI excluding Nuclear	3.41	3.80	(0.39)	(10.3)%
Nuclear Division	0.64	0.45	0.19	42.2%
Total UI EPS from operations	$ 4.05	$ 4.25	$(0.20)	(4.7)%
RETAIL GWH SALES (MILLIONS OF KWH)	5,724	5,654	70	1.3%

UI EXCLUDING THE NUCLEAR DIVISION Excluding the Nuclear Division, UI's net income from operations was $48.0 million, or $3.41 per share, in 2001 compared to $53.4 million, or $3.80 per share, in 2000. The $0.39 per share decrease was due primarily to the $8.0 million increase on a pretax basis ($6.8 million after-tax) in accelerated amortization expense that went into effect on January 1, 2001 as part of the retail electric Rate Plan, and to a $13.1 million decrease in pretax earnings ($7.7 million after-tax) as a result of lower investment returns on UI's pension plan assets. These increased costs caused almost all of UI's presharing earnings reduction in 2001 compared to 2000, and were partly offset by an attendant $0.70 per share reduction in "sharing." In 2001, earnings for the Distribution Division that exceeded 11.5%, on an annual basis, were "shared," one-third for customer bill reductions, one-third to accelerate amortization of assets, and one-third retained as earnings.

The details below explain the variances for all of UI excluding the Nuclear Division. It should be noted that changes to income and expense items in the Distribution Division had an immediate net income impact in 2001, while changes to those items in "other unbundled utility divisions" did not. Those divisions include the Competitive Transition Assessment (CTA) and the Systems Benefits Charge (SBC), both of which earned an 11.5% return on the equity portion of their respective rate bases. That return was achieved by either accruing additional amortization expenses, or by deferring such expenses, as required. Amortization expenses in those divisions impacted earnings indirectly through changes to rate base. The "other unbundled utility divisions" also include the Generation Service Charge (GSC), the Conservation and Load Management (C&LM) charge, and the Renewables charge. Those were pass-through charges. Except for a small management fee earned in the C&LM division, expenses were either accrued or deferred such that there was no net income associated with those divisions.

Results of Operations (continued)

Overall, UI's total revenue increased by $17.5 million in 2001, from $648.1 million in 2000 to $665.6 million in 2001. Details of this change in revenue are:

(In Millions)	Retail Revenue Increase/(Decrease) From Operations	From One-Time Items	Total
REVENUE FROM DISTRIBUTION DIVISION:			
Estimate of operating Distribution Division component of "weather corrected" retail sales growth, 0.2%	$ 0.5	$ –	$ 0.5
Estimate of operating Distribution Division component of weather effect on retail sales, 1.4%	4.1	–	4.1
Impact of Leap Year 2000, (0.3)%	(0.8)	–	(0.8)
Impact of mix of sales on average price and other	0.3	–	0.3
Sharing revenues	8.8	5.3	14.1
TOTAL RETAIL REVENUE FROM DISTRIBUTION DIVISION	12.9	5.3	18.2
REVENUE FROM OTHER UNBUNDLED UTILITY DIVISIONS	6.6	–	6.6
TOTAL UI RETAIL REVENUE	19.5	5.3	24.8
Other Operating Revenue Increase (Decrease)			
NEPOOL transmission revenues	6.3	–	6.3
Other transmission	1.0	–	1.0
Millstone Unit 3 litigation settlement (2000)	–	(15.0)	(15.0)
Other	(0.5)	–	(0.5)
TOTAL UI OTHER OPERATING REVENUES	6.8	(15.0)	(8.2)
UI WHOLESALE PASS-THROUGH REVENUE	0.9	–	0.9
TOTAL UI REVENUES	$27.2	$ (9.7)	$ 17.5

Retail fuel and energy expense decreased by $9.7 million in 2001 compared to 2000. UI has received, and expects to receive through 2003, electricity to satisfy its standard offer retail customer service requirements through fixed-price purchased power agreements. These costs are recovered through the GSC portion of UI's unbundled retail customer rates. It should be noted that a small number of customers have selected alternate suppliers to provide generation services, but this has no effect on UI's financial results. UI's wholesale energy expense increased by $0.6 million, but these costs are passed on to customers through the CTA.

UI's operation and maintenance expense increased by $15.1 million, from $139.4 million in 2000 to $154.5 million in 2001. The principal components of these expense changes included:

(In Millions)	Increase/ (Decrease)
Operating Distribution Division:	
Investment returns on UI's pension plan assets (Note A)	$13.1
NEPOOL transmission expense	4.5
Severance costs	4.5
Other	(1.4)
TOTAL OPERATING DISTRIBUTION DIVISION	$20.7
O&M AND CAPACITY FROM OTHER UNBUNDLED UTILITY DIVISIONS	(5.6)
TOTAL O&M EXPENSE	$15.1

Note (A): This cost increase reflects deteriorating conditions in the financial markets over the past twenty-one months.

Amortization of regulatory assets increased in 2001 compared to 2000 by $22.4 million ($12.7 million after-tax). The principal components of this change were:

(In Millions)	As Booked	After-tax
INCREASE IN AMORTIZATION OF REGULATORY ASSETS:		
Distribution Division:		
Accelerated amortization	$ 8.0	$ 6.8
"Sharing" from operations	(5.7)	(4.9)
TOTAL DISTRIBUTION DIVISION	2.3	1.9
Amortization in CTA and SBC	23.5	13.8
AMORTIZATION OF REGULATORY ASSETS EXCL./ONE-TIME	25.8	15.7
One-time "Sharing" amortization	(3.4)	(3.0)
TOTAL AMORTIZATION OF REGULATORY ASSETS	$22.4	$12.7

NUCLEAR DIVISION The Nuclear Division contributed net income of $9.0 million, or $0.64 per share, in 2001 compared to $6.3 million, or $0.45 per share, in 2000. The earnings improvement was driven by O&M expense reductions of $10.3 million in 2001 compared to 2000. About $3.5 million of the reduction occurred at the Seabrook nuclear generating unit, primarily due to the absence of major outage costs incurred at the end of 2000; and $6.8 million of the reduction occurred at the Millstone Unit 3 nuclear generating unit, primarily due to the sale of that unit on March 31, 2001. Wholesale sales margin (revenues less energy expense) decreased by $6.2 million in 2001 compared to 2000. Wholesale sales revenues decreased by about $7.4 million in 2001 compared to 2000. Revenues for Seabrook increased by $3.1 million, but revenues for Millstone Unit 3 decreased by $10.5 million as a result of its sale. Energy expense decreased by $1.2 million, due to a $1.5 million decrease at Millstone partly offset by a $0.3 million increase at Seabrook.

UI's ownership share of Millstone Unit 3 was sold on March 31, 2001. There was no direct impact on financial results in 2001, and net-of-tax proceeds from the sale that were in excess of the market value of the plant, as set by the DPUC, were credited to the CTA plant balances and rate base. That amount was approximately $15.3 million and is subject to true-up by the DPUC.

UNITED RESOURCES RESULTS OF OPERATIONS: 2001 VS. 2000

	Year Ended Dec. 31, 2001	Year Ended Dec. 31, 2000	2001 more (less) than 2000 Amount	2001 more (less) than 2000 Percent
EPS FROM OPERATIONS (BASIC AND DILUTED)				
Operating Businesses				
American Payment Systems, Inc. (APS)	$(0.01)	$ 0.15	$(0.16)	(107)%
Xcelecom, Inc. (Xcelecom)	0.44	0.15	0.29	193%
SUBTOTAL OPERATING BUSINESSES	0.43	0.30	0.13	43%
Passive Investments				
United Bridgeport Energy, Inc. (UBE)	0.26	(0.19)	0.45	–
United Capital Investments, Inc. (UCI)	(0.28)	0.11	(0.39)	(355)%
SUBTOTAL PASSIVE INVESTMENTS	(0.02)	(0.08)	0.06	–
URI Headquarters (Note A)	(0.25)	(0.21)	(0.04)	(19)%
TOTAL NON-UTILITY EPS FROM OPERATIONS	$ 0.16	$ 0.01	$ 0.15	1,500%

Note (A): Includes financial leveraging, strategic and administrative costs of the non-utility business units.

Results of Operations (continued)

Overall, the consolidated non-utility businesses operating under the parent, URI, earned approximately $2.3 million, or $0.16 per share in 2001 compared to about $0.2 million, or $0.01 per share in 2000. Operating revenue for the URI businesses increased by $194.9 million, or 111%, from $176.2 million in 2000 to $371.0 million in 2001. Expenses for the URI businesses, including cost of goods sold, selling and administrative expenses, increased by $187.2 million in 2001 compared to 2000. Operating revenue and expense increases were due primarily to the acquisition of other companies.

The results of each of the subsidiaries of URI for 2001, as presented below, reflect the allocation of debt costs from the parent based on a capital structure, including an equity component, and an interest rate deemed to be appropriate for that type of business. The targeted capital structures for each of URI's subsidiaries are: 100% equity for APS and UCI, 65% equity and 35% debt for Xcelecom, and 30% equity and 70% debt for UBE. URI absorbs interest charges on the equity portion of its investments in its subsidiaries to the extent those investments are financed with debt. URI may incur other expenses necessary to manage its investments from time to time.

The following is a detailed explanation of these variances by URI subsidiary.

URI OPERATING BUSINESSES

AMERICAN PAYMENT SYSTEMS, INC. APS lost $0.01 per share in 2001 compared to earnings of $0.15 per share in 2000. Earnings at the core business improved by $0.04 per share, year-over-year, to $0.19 per share, but overall earnings decreased due to higher business development and selling expenses, including the marketing, sales and information technology staffing and infrastructure associated primarily with the implementation of APS's strategic growth plans. Overall, the number of transactions processed by APS increased by 5% in 2001 compared to 2000, and revenues increased by 55%, from $37.9 million to $58.6 million.

XCELECOM, INC. Xcelecom earned $0.44 per share in 2001 compared to $0.15 per share in 2000. The increase was due primarily to acquisitions made by Xcelecom during 2001 and an overall improvement in profitability from 1.6% to 2% of sales. Operating revenue increased by $174 million from $138 million in 2000 to $312 million in 2001 due primarily to acquisitions, but also to a 14.8% growth in same store sales.

URI PASSIVE INVESTMENTS

UNITED BRIDGEPORT ENERGY, INC. UBE contributed $0.26 per share in 2001 compared to a loss of $0.19 per share in 2000. The loss in 2000 was due to mild weather that depressed energy sales prices, high gas prices that further reduced margins, an extended shutdown throughout the first half of the year, and a contract termination charge. In 2001, UBE entered into an agreement with Duke Energy Trading and Marketing that effectively eliminated the operating and margin risks that occurred in 2000, resulting in the improved performance. See the "Looking Forward" section for more information on issues involving UBE's Installed Capacity revenues.

UNITED CAPITAL INVESTMENTS, INC. UCI lost $0.28 per share in 2001 compared to earnings of $0.11 per share in 2000. The loss in 2001 was due to losses on passive investments. The earnings in 2000 were due to unrealized gains on passive investments.

URI HEADQUARTERS URI Headquarters incurred an after-tax loss of $3.4 million, or $0.25 per share, in 2001 compared to a loss of $2.8 million, or $0.21 per share, in 2000. The results of each of the subsidiaries of URI, as presented above, reflect interest expense on allocated debt from URI, based on a capital structure, including an equity component, and an interest rate deemed to be appropriate for that type of business. Some financial leveraging and strategic and administrative costs for the subsidiaries of URI are retained by the parent URI. The loss increase at URI Headquarters reflects additional administrative expenses incurred for managing investments.

2000 VS. 1999

UIL HOLDINGS CORPORATION RESULTS OF OPERATIONS: 2000 VS. 1999

(In Thousands except EPS)	Year Ended Dec. 31, 2000	Year Ended Dec. 31, 1999	2000 more (less) than 1999 Amount	Percent
OPERATING REVENUE				
United Illuminating	$704,691	$679,975	$ 24,716	4%
United Resources, Inc.	176,431	71,105	105,326	148%
Eliminations	(267)	(350)	83	–
Total Operating Revenue	$880,855	$750,730	$130,125	17%
TOTAL EARNINGS FOR COMMON STOCK	$ 60,757	$ 52,105	$ 8,652	17%
EARNINGS PER SHARE (BASIC)				
United Illuminating	$ 4.25	$ 3.83	$ 0.42	11%
United Resources, Inc.	0.01	(0.16)	0.17	–
TOTAL EPS FROM OPERATIONS	4.26	3.67	0.59	16%
EPS from one-time items	0.06	0.04	0.02	–
Dilution	(0.01)	–	(0.01)	–
TOTAL EPS (DILUTED)	$ 4.31	$ 3.71	$ 0.60	16%

The one-time items recorded in 2000 were:

		EPS
2000 Quarter 3	Proceeds from the Millstone Unit 3 litigation settlement (pre-sharing)	$ 0.64
	Sharing on Proceeds from the Millstone Unit 3 settlement	(0.43)
	Net	$ 0.21
2000 Quarter 2	Impairment loss on property in North Haven	$(0.15)

The one-time item recorded in the third quarter of 2000 as Operating revenues – Other was a cash receipt, in the amount of $14.9 million before-tax, in settlement of litigation over costs associated with an extended unplanned shutdown of the Millstone Unit 3 nuclear generating unit in 1996, 1997 and 1998.

The one-time item recorded in 1999 was:

		EPS
1999 Quarter 1	Purchased power expense refund (pre-sharing)	$ 0.12
	Sharing due to refund	(0.08)
	Net	$ 0.04

UI RESULTS OF OPERATIONS: 2000 VS. 1999

GENERAL IMPACTS OF CONNECTICUT'S RESTRUCTURING ACT ON UI FINANCIAL REPORTS On April 16, 1999, UI completed the sale of its operating fossil-fueled generating plants that was required by Connecticut's 1998 electric utility industry restructuring legislation (Restructuring Act). On October 1, 1999, the Connecticut Department of Public Utility Control (DPUC) issued its decision establishing UI's standard offer customer rates, commencing January 1, 2000, at a level 10% below 1996 rates (about 6% below 1999 rates), as directed by the Restructuring Act. As a result of these two and other associated events, the "geography" of UI's costs has changed. This particularly relates to regulated retail pricing patterns, wholesale revenue and expense, other operating revenues, retail purchased energy and fossil fuel expenses, operation and maintenance expense, depreciation and property taxes. For example, increased purchased energy expenses in 2000 are more than offset by portions of the decreases in miscellaneous operation and maintenance expense, depreciation and property taxes due to the sale of generating plants.

Results of Operations (continued)

(In Thousands except EPS)	Year Ended Dec. 31, 2000	Year Ended Dec. 31, 1999	2000 more (less) than 1999 Amount	Percent
TOTAL OPERATING REVENUE	$704,691	$679,975	$24,716	4%
TOTAL EARNINGS FOR COMMON STOCK	$ 60,575	$ 54,361	$ 6,214	11%
EPS FROM OPERATIONS (BASIC)				
UI excluding Nuclear Production	$ 3.80	N/A	N/A	N/A
Nuclear Production (Note A)	0.45	N/A	N/A	N/A
Total UI EPS from operations	$ 4.25	$ 3.83	$ 0.42	11%
GWH SALES (THOUSANDS OF MWH)	5,654	5,652	2	–

Note (A): Nuclear Production was included in retail operations in 1999.

Overall, retail revenue decreased by $37.2 million in 2000 compared to 1999.

(In Millions)	Increase/ (Decrease)
Retail Revenues	
Revenue from:	
Estimate of operating Distribution Division component of "weather corrected" retail sales growth, up 2.1%	$ 4.9
Estimate of operating Distribution Division component of weather effect on retail sales	(10.4)
Estimate of operating Distribution Division component of price reduction	(14.5)
Sharing revenues from operations	4.7
Other retail price reduction, mix of sales and other	(17.6)
TOTAL RETAIL REVENUE FROM OPERATIONS	(32.9)
Sharing revenues from one-time items	(4.3)
Total Retail Revenue	$(37.2)

Wholesale sales margin increased by $48.3 million in 2000 compared to 1999. UI's operating nuclear assets, Seabrook Unit 1 and Millstone Unit 3, supplied power solely to the wholesale market in 2000. Wholesale margin from the Nuclear Division, which was incorporated in retail rates in 1999, was $48.3 million in 2000 and accounted for all of the variance. Overall, the Nuclear Division contributed earnings of $0.45 per share in 2000. This reflects the wholesale sales margin, offset in part by additional maintenance costs resulting from a Seabrook Unit 1 outage extension. The outage extension cost UI about $0.33 per share in 2000.

Other operating revenues increased by $3.3 million in 2000 compared to 1999. Other operating revenues include transmission revenues from the New England Power Pool (NEPOOL), which increased by $4.3 million in 2000 compared to 1999 and were offset by an increase in transmission operation expense. Other revenue items decreased by $1.0 million.

Retail fuel and energy expense increased by $124.7 million in 2000 compared to 1999. UI's operating fossil-fueled generation units were sold on April 16, 1999, and UI receives, and will receive through 2003, electricity to satisfy its standard offer retail customer service requirements through fixed-price purchased power agreements. These costs are recovered through the Generation Service Charge (GSC) portion of UI's unbundled retail customer rates.

UI's operating expenses for operation, maintenance and purchased capacity decreased by $47.2 million in 2000 compared to 1999. The principal components of these expense changes included:

(In Millions)	Increase/ (Decrease)
OPERATING DISTRIBUTION DIVISION:	
Site remediation costs (Note A)	$ (9.3)
1999 fossil generating unit operation and maintenance	(7.5)
Pension and employee benefits costs	(5.2)
NEPOOL transmission expense	3.7
Other transmission	(1.3)
1999 Y2K projects	(2.7)
Other	(5.3)
TOTAL OPERATING DISTRIBUTION DIVISION	(27.6)
NUCLEAR DIVISION (NOTE B)	(4.9)
COMPETITIVE TRANSITION ASSESSMENT (CTA)	
Purchased capacity (Note C)	(28.5)
Other	0.4
TOTAL CTA	(28.1)
CONSERVATION AND LOAD MANAGEMENT AND RENEWABLE ENERGY (NOTE D)	13.4
TOTAL O&M EXPENSE	$(47.2)

Note (A): These costs were incurred in the fourth quarter of 1999 to repair a riparian bulkhead in New Haven and for remediation of environmental conditions at another site.

Note (B): Nuclear Division operation and maintenance expenses are incurred in the business of producing energy for the wholesale market and are reflected in the Nuclear Division results. These expenses decreased by $4.9 million in 2000 compared to 1999, due primarily to the absence of 1999 Millstone Unit 3 refueling outage costs and reductions in base expenses at both Seabrook Unit 1 and Millstone Unit 3 that more than offset the incremental costs associated with the Seabrook Unit 1 2000 outage.

Note (C): UI has created a regulatory asset and noncurrent liability to reflect the above market costs of its wholesale purchased power agreements, and the regulatory asset is being amortized as part of the Competitive Transition Assessment (CTA). The amortization for 2000 of about $26.8 million is included in the "Amortization of regulatory assets" line of the income statement.

Note (D): Conservation and load management and renewable energy costs are pass-through costs recovered in unbundled retail customer rates.

Other taxes for UI decreased by $4.3 million in 2000 compared to 1999, due in part to the sale of fossil generating units in April 1999.

Depreciation expense for UI decreased by $28.8 million in 2000 compared to 1999. About $24.5 million of this decrease was due to the reclassification of depreciation on nuclear plant stranded assets and other assets from depreciation expense to amortization of regulatory assets within the Competitive Transition Assessment (CTA). The remaining $4.3 million decrease was due primarily to the sale of fossil generating units in 1999.

On December 31, 1996, the DPUC issued an order that implemented a five-year Rate Plan to reduce UI's regulated retail prices and accelerate the recovery of certain "regulatory assets." According to the Rate Plan, under which UI is currently operating, "accelerated" amortization of past regulated utility investments is scheduled for every year that the Rate Plan is in effect, contingent upon UI earning a 10.5% return on regulated utility common stock equity. Beginning in 2000, these accelerated amortizations are charged to the operating Distribution Division, and they reduce CTA rate base. Additionally, any "sharing" amortization required as a result of the Distribution Division exceeding an 11.5% return on the equity portion of its rate base impacts its earnings but reduces CTA rate base. UI is allowed to earn an 11.5% return, no more and no less, on the equity portion of the CTA rate base that includes all stranded assets. If CTA revenues and various costs included in

Results of Operations (continued)

the CTA do not produce an 11.5% return, then plant amortizations are either accelerated or deferred accordingly. A similar mechanism is in place to deal with Systems Benefits Charges (SBC), but the impact is immaterial. The table below shows the increases and decreases in 2000 compared to 1999 in major amortizations of regulatory assets. The amortizations for the operating Distribution Division impact earnings directly, and the amortizations for the CTA and SBC impact earnings indirectly through changes to rate base.

(In Millions)	As Booked	After-tax
Amortization of regulatory assets:		
Distribution Division:		
Accelerated amortization	$ (3.1)	$ (4.4)
"Sharing" from operations	(1.7)	(2.9)
"Sharing" from one-time items	2.8	2.4
Deferred Seabrook Return, completed in 1999	(12.6)	(12.6)
Other	1.3	1.0
Total Distribution Division	(13.3)	(16.5)
Amortization in CTA and SBC	13.3	13.4
Total Amortization of regulatory assets	$ 0.0	$ (3.1)

Interest charges for UI, including the "Dividend requirement of mandatorily redeemable securities," decreased by $10.1 million in 2000 compared to 1999.

URI RESULTS OF OPERATIONS: 2000 VS. 1999

(In Thousands except EPS)	Year Ended Dec. 31, 2000	Year Ended Dec. 31, 1999	2000 more (less) than 1999 Amount	Percent
Total Operating Revenue	$176,431	$71,105	$105,326	148%
TOTAL EARNINGS FOR COMMON STOCK	$ 182	$ (2,256)	$ 2,438	–
EPS FROM OPERATIONS (BASIC AND DILUTED)				
Operating Businesses				
American Payment Systems, Inc.	$ 0.15	$ 0.11	$ 0.04	36%
Xcelecom, Inc.	0.15	(0.21)	0.36	–
SUBTOTAL	0.30	(0.10)	0.40	–
Passive Investments				
United Bridgeport Energy, Inc.	(0.19)	(0.01)	(0.18)	–
United Capital Investments, Inc.	0.11	(0.03)	0.14	–
SUBTOTAL	(0.08)	(0.04)	(0.04)	–
URI Headquarters (Note A)	(0.21)	(0.02)	(0.19)	–
TOTAL NON-UTILITY EPS FROM OPERATIONS	$ 0.01	$ (0.16)	$ 0.17	–

Note (A): Includes financial leveraging, strategic and administrative costs for the holding company of the non-utility business units.

Overall, the consolidated non-utility businesses operating under the parent, URI, after corporate parent-allocated interest, earned approximately $0.2 million, or $.01 per share, in 2000, compared to losses of about $2.3 million, or $0.16 per share, in 1999. Operation expenses for the URI businesses, including cost of goods sold, selling and administrative expenses, increased by $94.2 million in 2000 compared to 1999, almost entirely as the result of incorporating acquired companies. Other taxes for URI increased by $0.7 million, reflecting the expansion of these businesses. Depreciation and amortization expense for the URI businesses increased by $1.0 million.

Interest charges for URI increased by a net $6.8 million in 2000 compared to 1999. The results of each of the subsidiaries of URI for 2000, as presented below, reflect the allocation of debt costs from the parent based on a capital structure, including an equity component and an interest rate deemed to be appropriate for that type of business.

URI OPERATING BUSINESSES

AMERICAN PAYMENT SYSTEMS, INC. (APS) Earnings for APS increased $0.04 per share, or 36%, in 2000 compared to 1999, due primarily to increased transaction volumes. Also, much of APS's field equipment was fully depreciated, resulting in depreciation savings.

XCELECOM, INC. Earnings for Xcelecom, Inc. increased by $0.36 per share in 2000 compared to 1999, due to the acquisitions completed in 2000 and continuing cost control measures. Operating revenue increased by $103 million to $138 million in 2000.

URI PASSIVE INVESTMENTS

UNITED BRIDGEPORT ENERGY, INC. (UBE) UBE lost $0.19 per share in 2000 compared to a loss of $0.01 per share in 1999. The increased loss was due to a combination of factors that had adverse impacts on the Bridgeport Energy generating plant: third quarter mild weather that depressed energy sales prices; high gas prices that further reduced margins; mechanical difficulties in the early part of the year that caused an extended shutdown; and a one-time third quarter termination cost of a contractual liability that is expected to benefit UBE's earnings in subsequent years. Fourth quarter 2000 results reflect the recovery of $1.6 million of Installed Capacity (ICAP) revenues, contributing $0.07 per share, based on a power purchaser's agreement to pay in accordance with its power contract terms as a result of a Federal Energy Regulatory Commission (FERC) ruling affirming the value of the ICAP market in New England. However, these ICAP revenues are the subject of an appeal to the FERC by other entities; and the FERC has temporarily stayed its order pending a hearing. See the "Looking Forward" section for more information on the ICAP proceeding and on plans to reduce the risk of the UBE investment.

UNITED CAPITAL INVESTMENTS, INC. (UCI) UCI earned $0.11 per share in 2000 compared to a $0.03 per share loss in 1999, due to gains on its passive investments.

URI HEADQUARTERS URI, the holding company for all non-utility businesses, lost $0.21 per share in 2000 compared to a loss of $0.02 per share in 1999. The results of each of the subsidiaries of URI, as presented above, reflect interest expense on allocated debt from URI, based on a capital structure, including an equity component, and an interest rate deemed to be appropriate for that type of business. Some financial leveraging, and strategic and administrative costs for the subsidiaries of URI, are retained by the parent URI.

Looking Forward

Certain statements contained herein, regarding matters that are not historical facts, are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). Such forward-looking statements include risks and uncertainties; consequently, actual results may differ materially from those expressed or implied thereby, due to important factors including, but not limited to, general economic conditions, legislative and regulatory changes, demand for electricity and other products and services, changes in accounting principles, policies or guidelines, and other economic, competitive, governmental, and technological factors affecting the operations, markets, products, services and prices of the subsidiaries of UIL Holdings Corporation (UIL Holdings). Forward-looking statements included herein speak only as of the date hereof, and UIL Holdings undertakes no obligation to revise or update such statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events or circumstances.

A LOOK AT 2002

UIL HOLDINGS' CONSOLIDATED EARNINGS ESTIMATES FOR 2002 UIL Holdings expects that its 2002 earnings will be $4.10-$4.25 per share. The negative impact on UBE earnings due to a budget change made by Duke Bridgeport Energy, LLC (an indirect wholly-owned subsidiary of Duke Energy Corporation), the managing partner of Bridgeport Energy LLC (BE), offset in part by an expected earnings improvement in The United Illuminating Company's Nuclear Division, leads UIL Holdings to a current expectation that earnings for 2002 will be in the lower end of this range for the year, and in the lower end of the range estimated for the first quarter of

Looking Forward (continued)

2002. Compared to 2001 results, the annual range reflects lower earnings estimates for UI, the effects of the slowing economy, and lowered results and expectations from passive investments at United Resources, Inc. (URI). URI's operating businesses are expected, overall, to produce an increase in earnings in 2002. See below for further details.

UIL HOLDINGS' CASH FLOW UIL Holdings' cash flow available for dividends, investment and reduction of capital is expected to remain strong in 2002. UIL Holdings employs a balanced approach of maintaining its strong dividend yield while prudently investing internally generated cash in growth potential businesses or, if such investment opportunities are not available, in reducing its capital costs.

THE UNITED ILLUMINATING COMPANY (UI)

RATE-RELATED REGULATORY PROCEEDINGS In an October 31, 2001 decision, the Connecticut Department of Public Utility Control (DPUC) found that UI's return on regulated utility common stock equity was not expected to exceed 11.5% in 2002, but that just and reasonable retail electric rates for UI could only be determined in the context of a full Rate Case proceeding, which is currently in progress. UI filed Rate Case schedules in November 2001, together with supporting prefiled sworn written testimony. DPUC hearings have been scheduled for March and April 2002. UI anticipates a final decision in this Rate Case proceeding by mid-2002.

UI cannot predict the outcome of the Rate Case, but strongly supports a rate plan that is similar to the plan that is presently in place. UI's earnings guidance for 2002 assumes that retail rates will not change as a result of the Rate Case proceeding, and that UI will be allowed to earn an 11.5% return on the regulated utility common stock equity portion of its rate base, the same return it was allowed in 2001. Current earnings estimates for UIL Holdings anticipate that UI will earn an 11.5% allowed return. UI also currently estimates that it will not exceed that return in 2002 and that there will be no "sharing" earnings in 2002.

UI EARNINGS ESTIMATES FOR 2002 Overall, UI, including the Nuclear Division, is expected to contribute $3.75-$3.90 to UIL Holdings' earnings per share in 2002. This reflects projections presented by UI in its Rate Case filing.

If UI were to earn an 11.5% return on regulated utility common stock equity, excluding the Nuclear Division, that level of earnings would generate $3.30-$3.40 per share for UIL Holdings.

Under the current rate plan, UI is allowed to earn an 11.5% return on the equity portions of the Competitive Transition Assessment (CTA) and the Systems Benefits Charge (SBC) rate bases (the latter is minimal), no more and no less. Amortization of the regulatory assets that are being recovered in the CTA includes several parts: straight-line amortization of generation regulatory assets based on what would be the remaining normal book lives of those assets, amortization of other regulatory assets as prescribed by the DPUC, any accelerated amortization and/or sharing amortization incurred by the Distribution Division, and a "true-up" amount of amortization. This true-up, comprised of deferred accounting or accelerated amortization, occurs if CTA revenues and expenses, including amortization expense, would produce a return more or less than the allowed return. In either case, the true-up amortization impacts the rate base, keeping it higher than it would otherwise be in the case of a shortfall in return, and reducing it in the case that the return would be higher than 11.5%. The true-up also adjusts for sales volume fluctuations as well as pricing factors. A similar adjustment, on a much less significant scale, applies to the SBC component. In the long-term, the amortization and other expenses associated with these regulatory assets continue only until all of the regulatory assets are recovered.

The generation services, conservation and renewables charges are pass-through charges, based on retail rates that were set by the DPUC for the standard offer period through 2003. In the case of generation service, UI has contracted with Virginia Electric and Power Company for the supply of all of UI's retail customer standard offer service requirements through December 31, 2003, on a fixed-price basis. This arrangement is intended to protect UI's retail customers and UIL Holdings' shareowners from the type of market and pricing volatility that has been experienced in California. The only retail electricity sales volume fluctuations that directly impact UI's net income are those that apply to the operating Distribution Division component of rates. Thus, a 1% sales volume increase would produce additional sales margin of about $2.4 million, $2.1 million after gross earnings tax, in 2002.

NUCLEAR DIVISION EARNINGS ESTIMATES FOR 2002 The Nuclear Division contributed $0.64 per share to UIL Holdings' results for 2001. A refueling outage is scheduled for the second quarter of 2002 at the Seabrook nuclear generating unit. Assuming the unit operates normally for the remainder of the year, the contribution to earnings in 2002 of the unit should be about $0.50-$0.55 per share. It is possible for earnings to improve slightly from the estimated level if the unit operates at or near its full capacity.

The 2002 estimate assumes that UI's share of Seabrook Station will be sold around the end of 2002. There will be no direct impact on financial results at the time of sale. As with the Millstone Unit 3 sale in 2001, net-of-tax proceeds from the sale that are in excess of the market value of the plant, as determined by the DPUC, will be credited to the CTA plant balances and rate base.

UNITED RESOURCES, INC. (URI) EARNINGS ESTIMATES FOR 2002 UIL Holdings' non-utility businesses, under the parent URI, are expected to earn $0.15-$0.30 per share for UIL Holdings in 2002.

AMERICAN PAYMENTS SYSTEMS, INC. (APS) APS is expected to earn between $(0.05) and $0.00 per share for UIL Holdings in 2002. The expected results reflect anticipated strategic expenses designed to produce future earnings enhancements in the non-contracted payment and financial services segments of its business. Management's experience with Xcelecom, Inc. indicates that incurring short-term strategic expenses to build an appropriate management team and processes that are necessary to grow through acquisitions and product and service enhancements will increase shareowner value in the longer term. Management believes that experience will be equally applicable to APS. APS has made acquisitions and investments in 2001, giving it the ability to both grow its agent base and to diversify further its products and services. APS's earnings from its traditional core business grew by approximately 27% in 2001.

XCELECOM, INC. Earnings for Xcelecom are expected to grow to approximately $0.60-$0.65 per share for UIL Holdings in 2002 from the $0.44 per share earned in 2001. This estimate reflects a $0.15 per share increase due to a reduction in the amortization of goodwill from the implementation of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." It also takes into account the impact of the slowing economy on the construction and systems integration industry, and the completion of several large, nonrecurring contracts in 2001. Backlog in Xcelecom's construction units amounted to approximately four months of work at December 31, 2001.

In the course of operations, Xcelecom is subject to certain risk factors, including but not limited to: exposure to downturns in the economy, risks related to its acquisition strategy, risks related to management of internal growth, availability of qualified employees, competition, seasonality, risks associated with contracts, significant fluctuations in quarterly results, recoverability and possible impairment of goodwill, collectibility of receivables, dependence on key personnel, and risks associated with the availability of capital and with debt service.

URI PASSIVE INVESTMENTS Losses from URI's passive investments, including headquarters' costs, are expected to be $0.30-$0.45 per share for UIL Holdings in 2002. This estimate contemplates no investment income at United Capital Investments, Inc.

URI's passive investment in United Bridgeport Energy, Inc. (UBE) is expected to lose from $0.00-$0.10 per share for UIL Holdings in 2002. This reduction from the estimated UBE earnings contribution of $0.05-$0.10 per share announced on January 28, 2002 is due to the impact of a subsequent budget change made by Duke Bridgeport Energy, LLC (an indirect wholly-owned subsidiary of Duke Energy Corporation), the managing partner of Bridgeport Energy LLC (BE). UBE's expected results also assume the realization of UBE's 33⅓% portion of the

Looking Forward (continued)

revenues of BE related to the market value of the Installed Capacity (ICAP) of its merchant wholesale electric generating facility in Bridgeport, Connecticut. BE's ICAP customer is currently disputing its contract with BE. The Federal Energy Regulatory Commission (FERC), in an order issued August 28, 2001, reaffirmed the value of the ICAP market in New England as a necessary reliability function. The FERC order also set a deficiency charge price for ICAP at a level that supports BE's contract price. The ICAP revenues accrued from June 2000 through December 2001 that are in dispute are equivalent to approximately $0.49 per share for UIL Holdings. Management believes that BE will prevail on this issue, although there can be no assurance that it will. BE is continuing to record ICAP revenues pursuant to the existing terms of the ICAP contract, and the loss of these revenues would reduce UIL Holdings' earnings in 2002 by approximately $0.29 per share.

UBE's agreement with Duke Energy Trading and Marketing that mitigated UBE's exposure to operating and margin risks in 2001 expired at the end of the year. Another agreement is currently being negotiated for 2002. However, if an agreement is not reached, UBE will have increased exposure to these risks, which include mild weather, volatility in energy and gas prices, and operational issues at the BE generating facility.

QUARTERLY EARNINGS PATTERN FOR 2002 The 2002 quarterly earnings pattern for UIL Holdings is expected to be somewhat different from the 2001 pattern. A nuclear generating unit outage scheduled for the second quarter of 2002 and an outage at BE beginning in March 2002 are expected to reduce second quarter earnings compared to the second quarter of 2001. The elimination of UI earnings "sharing" in the third and fourth quarters of 2002 is expected to enhance earnings compared to the comparable quarters of 2001.

Actual 2002 results may vary from estimates depending on changes due to weather, economic conditions, sales mix (the usage pattern of the UI Distribution Division's retail customers), the ability to control expenses, the outcome of the UI Rate Case, and other unanticipated events. These factors can change from quarter to quarter.

UIL Holdings' current overall estimate of earnings per share from operations for 2002 is $4.10-$4.25, and the estimates of quarterly results are as follows:

Earnings per share from operations:

Quarter	Estimated 2002 Range*	Actual 2001
First Quarter	$0.65 – $0.70	$0.67
Second Quarter	$0.55 – $0.65	$1.08
Third Quarter	$1.85 – $1.95	$1.77
Fourth Quarter	$0.95 – $1.05	$0.69
		$4.21

*Quarterly high and low range estimates are not additive; that is, the sums of the low and high range values should not be construed as representing any estimate other than UIL Holdings' annual estimate of $4.10-$4.25 per share.

Report of Independent Accountants

To the Board of Directors and the Shareholders of UIL Holdings Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of UIL Holdings Corporation and its subsidiaries (the "Company") at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

January 28, 2002
New York, NY

Consolidated Statement of Income

For the Years Ended December 31, 2001, 2000 & 1999

(Thousands except per share amounts)	2001	2000	1999
OPERATING REVENUES (NOTE G)			
Utility	$ 714,818	$704,691	$679,975
Non-utility businesses	371,028	176,164	70,755
Total Operating Revenues	1,085,846	880,855	750,730
OPERATING EXPENSES			
Operation			
Fuel and energy	271,907	282,153	159,403
Operation and maintenance	527,957	335,987	290,158
Depreciation and amortization (Note G)	96,128	69,713	97,434
Taxes – other than income taxes (Note G)	45,149	43,056	47,140
Total Operating Expenses	941,141	730,909	594,135
OPERATING INCOME	144,705	149,946	156,595
OTHER INCOME, NET (NOTE G)	6,388	3,339	4,921
INCOME BEFORE INTEREST CHARGES AND INCOME TAXES	151,093	153,285	161,516
INTEREST CHARGES, NET			
Interest on long-term debt	42,848	38,199	42,104
Interest on Seabrook obligation bonds owned by UI	(6,319)	(6,470)	(6,844)
Dividend requirement of mandatorily redeemable securities	–	3,529	4,813
Other interest, net (Note G)	4,854	5,253	4,927
	41,383	40,511	45,000
Amortization of debt expense and redemption premiums	2,156	3,988	2,392
Interest Charges, net	43,539	44,499	47,392
INCOME BEFORE INCOME TAXES	107,554	108,786	114,124
INCOME TAXES (NOTE F)	48,191	48,029	61,900
NET INCOME	59,363	60,757	52,224
Premium on preferred stock redemptions	–	–	53
Dividends on preferred stock	–	–	66
INCOME APPLICABLE TO COMMON STOCK	$ 59,363	$ 60,757	$ 52,105
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – BASIC	14,097	14,073	14,052
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – DILUTED	14,159	14,098	14,055
EARNINGS PER SHARE OF COMMON STOCK – BASIC	$ 4.21	$ 4.32	$ 3.71
EARNINGS PER SHARE OF COMMON STOCK – DILUTED	$ 4.19	$ 4.31	$ 3.71
CASH DIVIDENDS DECLARED PER SHARE OF COMMON STOCK	$ 2.88	$ 2.88	$ 2.88

Consolidated Statement of Comprehensive Income

For the Years Ended December 31, 2001, 2000 & 1999

(Thousands of Dollars)	2001	2000	1999
Net income	$59,363	$60,757	$52,105
Other comprehensive income, net of tax:			
Unrealized gain on investment	519	–	–
Comprehensive income	$59,882	$60,757	$52,105

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

Consolidated Statement of Cash Flows

For the Years Ended December 31, 2001, 2000 & 1999

(Thousands of Dollars)	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$59,363	$60,757	$ 52,224
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	81,134	66,068	83,374
Deferred income taxes	(18,053)	10,435	17,451
Deferred income taxes – generation asset sale	–	–	(70,222)
Deferred investment tax credits – net	(658)	(735)	(467)
Amortization of nuclear fuel	5,497	6,521	8,425
Allowance for funds used during construction	(1,913)	(2,609)	(2,235)
CTA and SBC regulatory deferral	(2,016)	(23,098)	–
Amortization of deferred return	–	–	12,586
Changes in:			
Accounts receivable – net	(23,130)	(12,646)	7,334
Materials and supplies	(2,378)	(457)	(1,202)
Prepayments	(408)	181	4,368
Settlement assets	24,062	(37,047)	1,415
Accounts payable	(13,330)	(4,737)	(24,226)
Interest accrued	2,591	95	(1,770)
Taxes accrued	1,844	1,275	(6,446)
Settlement obligations	(2,752)	38,880	26,251
Other assets and liabilities	47,095	(1,565)	(8,387)
Total Adjustments	97,585	40,561	46,249
NET CASH PROVIDED BY OPERATING ACTIVITIES	156,948	101,318	98,473
CASH FLOWS FROM FINANCING ACTIVITIES			
Issuances of:			
Common stock	2,536	517	1,157
Long-term debt	75,000	–	25,000
Notes payable	(78,056)	93,568	(69,761)
Securities redeemed and retired:			
Preferred stock	–	–	(4,299)
Long-term debt	(665)	(26,609)	(218,008)
Company obligated mandatorily redeemable securities of subsidiary holding solely parent debentures	–	(50,000)	–
Discount on preferred stock redemptions	–	–	(53)
Expenses of issuances	(825)	–	(550)
Lease obligations	(405)	(376)	(348)
Dividends:			
Preferred stock	–	–	(116)
Common stock	(40,576)	(40,517)	(40,450)
NET CASH USED IN FINANCING ACTIVITIES	(42,991)	(23,417)	(307,428)
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisition of businesses, net of cash acquired	(22,995)	(49,371)	–
Non-utility passive investments	(3,773)	–	(88,489)
Net cash received from sale of generation assets	–	–	270,590
Plant expenditures, including nuclear fuel	(47,370)	(54,191)	(34,772)
Investment (retirement) in debt securities, net	(1,162)	4,778	5,447
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(75,300)	(98,784)	152,776
CASH AND TEMPORARY CASH INVESTMENTS:			
NET CHANGE FOR THE PERIOD	38,657	(20,883)	(56,179)
BALANCE AT BEGINNING OF PERIOD	47,439	68,322	124,501
BALANCE AT END OF PERIOD	86,096	47,439	68,322
LESS: RESTRICTED CASH	56,596	33,202	29,223
BALANCE: UNRESTRICTED CASH AND TEMPORARY CASH INVESTMENTS	$29,500	$14,237	$ 39,099
CASH PAID DURING THE PERIOD FOR:			
Interest (net of amount capitalized)	$37,980	$35,252	$ 40,020
Income taxes	$64,300	$36,900	$121,450

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

Consolidated Balance Sheet

Assets

December 31, 2001 and 2000

(Thousands of Dollars)	2001	2000
CURRENT ASSETS		
Unrestricted cash and temporary cash investments	$ 29,500	$ 14,237
Restricted cash	56,596	33,202
Utility accounts receivable less allowance of $1,500 and $1,500	58,607	53,453
Other accounts receivable less allowance of $1,522 and $1,069	105,576	65,525
Settlement assets	47,119	71,181
Unbilled revenues	35,737	36,694
Materials and supplies, at average cost	14,528	10,938
Prepayments	3,299	2,875
Other	1,005	201
TOTAL CURRENT ASSETS	351,967	288,306
OTHER PROPERTY AND INVESTMENTS		
Investment in United Bridgeport Energy facility	92,059	90,284
Nuclear decommissioning trust fund assets	26,269	32,844
Marketable securities	3,954	–
Other	6,575	7,862
TOTAL OTHER PROPERTY AND INVESTMENTS	128,857	130,990
PROPERTY, PLANT AND EQUIPMENT AT ORIGINAL COST		
In service	914,085	962,485
Less, accumulated depreciation	420,743	466,635
	493,342	495,850
Construction work in progress	32,103	30,267
Nuclear fuel	20,973	24,536
Net Property, Plant and Equipment	546,418	550,653
REGULATORY ASSETS *(future amounts due from customers through the ratemaking process)*		
Nuclear plant investments – above market	477,396	497,829
Income taxes due principally to book – tax differences	86,114	123,043
Long-term purchase power contracts – above market	112,250	128,328
Connecticut Yankee	21,291	24,272
Unamortized redemption costs	21,172	22,293
Other	44,752	44,628
TOTAL REGULATORY ASSETS	762,975	840,393
DEFERRED CHARGES		
Goodwill	63,456	51,508
Unamortized debt issuance expenses	5,208	5,477
Other	5,050	1,227
TOTAL DEFERRED CHARGES	73,714	58,212
TOTAL ASSETS	$1,863,931	$1,868,554

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

Consolidated Balance Sheet

Liabilities & Capitalization

December 31, 2001 and 2000

(Thousands of Dollars)	2001	2000
CURRENT LIABILITIES		
Notes payable	$ 33,215	$ 110,699
Current portion of long-term debt	100,000	–
Accounts payable	40,716	54,046
Settlement obligations	92,348	95,100
Dividends payable	10,163	10,135
Accrued liabilities	103,374	63,988
Taxes accrued	6,373	3,845
Interest accrued	11,119	8,528
Obligations under capital leases	438	405
TOTAL CURRENT LIABILITIES	397,746	346,746
NONCURRENT LIABILITIES		
Purchase power contract obligation	112,250	128,328
Nuclear decommissioning obligation	26,269	32,844
Connecticut Yankee contract obligation	14,969	17,157
Long-term notes payable	12,788	9,774
Obligations under capital leases	15,288	15,725
Other	13,689	14,432
TOTAL NONCURRENT LIABILITIES	195,253	218,260
DEFERRED INCOME TAXES *(future tax liabilities owed to taxing authorities)*	221,727	252,809
REGULATORY LIABILITIES *(future amounts owed to customers through the ratemaking process)*		
Accumulated deferred investment tax credits	13,764	14,422
Deferred gains on sale of property	29,827	15,978
Customer refund	3,657	17,976
Other	3,405	1,097
Commitments and Contingencies (Note L)	–	–
TOTAL REGULATORY LIABILITIES	50,653	49,473
CAPITALIZATION (NOTE B)		
Long-term debt		
Long-term debt	579,264	604,856
Investment in Seabrook obligation bonds	(80,707)	(82,635)
Net long-term debt	498,557	522,221
Common Stock Equity		
Common stock (no par value, 14,115,781 and 14,076,697 shares outstanding at December 31, 2001 and 2000)	291,788	291,342
Paid-in capital	2,760	2,483
Unrealized gain on investment	519	–
Capital stock expense	(2,170)	(2,170)
Unearned employee stock ownership plan equity	(7,361)	(8,310)
Retained earnings	214,459	195,700
Net Common Stock Equity	499,995	479,045
TOTAL CAPITALIZATION	998,552	1,001,266
TOTAL LIABILITIES AND CAPITALIZATION	$1,863,931	$1,868,554

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

Consolidated Statement of Changes in Shareholders' Equity

December 31, 2001, 2000 & 1999 (Dollar amounts in Thousands)	Common Stock Shares(a)	Common Stock Amount	Preferred Stock Shares(b)	Preferred Stock Amount	Paid-in Capital	Unrealized Gain on Investment	Capital Stock Expense	Unearned ESOP Equity	Retained Earnings	Total
Balance as of December 31, 1998	14,034,562	$292,006	42,985	$4,299	$2,046	$ –	$(2,182)	$(10,210)	$163,847	$449,806
Net income for 1999									52,224	52,224
Cash dividends on common stock – $2.88 per share									(40,470)	(40,470)
Cash dividends on preferred stock									(66)	(66)
Allocation of benefits – ESOP	27,940				207			949		1,156
Repurchase and cancellation of preferred stock			(42,985)	(4,299)			12		(12)	(4,299)
Premium on preferred stock repurchase									(53)	(53)
Balance as of December 31, 1999	14,062,502	292,006	–	–	2,253	–	(2,170)	(9,261)	175,470	458,298
Net income for 2000									60,757	60,757
Cash dividends on common stock – $2.88 per share									(40,527)	(40,527)
Issuance of 4,616 shares common stock – no par value	4,616	163			32					195
Retirement of 18,361 shares common stock – no par value	(18,361)	(827)								(827)
Allocation of benefits – ESOP	27,940				198			951		1,149
Balance as of December 31, 2000	14,076,697	291,342	–	–	2,483	–	(2,170)	(8,310)	195,700	479,045
Net income for 2001									59,363	59,363
Cash dividends on common stock – $2.88 per share									(40,604)	(40,604)
Issuance of 11,144 shares common stock – no par value	11,144	446			40					486
Unrealized gain on investment						519				519
Allocation of benefits – ESOP	27,940				237			949		1,186
Balance as of December 31, 2001	14,115,781	$291,788	–	$ –	$2,760	$519	$(2,170)	$ (7,361)	$214,459	$499,995

(a) There were 30,000,000 shares authorized in 2001, 2000 and 1999.

(b) There were 5,000,000 shares authorized in 2001 and 2000 and 1,119,612 shares authorized in 1999.

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

UIL Holdings Corporation (UIL Holdings) is the parent holding company for The United Illuminating Company (UI) and United Resources, Inc (URI). UIL Holdings is an exempt public utility holding company under the provisions of the Public Utility Holding Company Act of 1935.

UI is a regulated operating electric public utility established in 1899. It is engaged principally in the purchase, transmission, distribution and sale of electricity for residential, commercial and industrial purposes in a service area of about 335 square miles in the southwestern part of the State of Connecticut. The population of this area is approximately 730,000, which represents approximately 21% of the population of the state. The service area, largely urban and suburban in character, includes the principal cities of Bridgeport (population approximately 140,000) and New Haven (population approximately 124,000) and their surrounding areas. Situated in the service area are retail trade and service centers, as well as large and small industries producing a wide variety of products, including helicopters and other transportation equipment, electrical equipment, chemicals and pharmaceuticals. Of UI's 2001 retail electric revenues, approximately 42% were derived from residential sales, 41% from commercial sales, 15% from industrial sales and 2% from other sales.

URI serves as the parent company for UIL Holdings' four non-utility businesses, each of which is wholly-owned. American Payment Systems, Inc. (APS) is a service company providing electronic bill payment service to companies throughout the United States. Xcelecom, Inc. (Xcelecom) and its subsidiaries provide general and specialty electrical and voice-data-video design, construction, systems integration and related services in regional markets of the eastern United States. A third subsidiary, United Capital Investments, Inc., invests in business ventures that are expected to earn above-average returns. URI's fourth subsidiary, United Bridgeport Energy, Inc., owns, as a passive investor, 33 1/3% of a merchant wholesale electric generating facility that is co-owned and operated by a unit of Duke Energy and is located in Bridgeport, Connecticut.

A. Statement of Accounting Policies

ACCOUNTING RECORDS The accounting records for UI are maintained in accordance with the uniform systems of accounts prescribed by the Federal Energy Regulatory Commission (FERC) and the Connecticut Department of Public Utility Control (DPUC).

The accounting records of UIL Holdings' non-utility subsidiaries are maintained in conformity with accounting principles generally accepted in the United States of America.

BASIS OF PRESENTATION The Consolidated Financial Statements include the accounts of UIL Holdings and its wholly-owned subsidiaries, UI and URI. Intercompany accounts and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain amounts previously reported have been reclassified to conform with the current year presentation.

REGULATORY ACCOUNTING Generally accepted accounting principles for regulated entities in the United States of America allow UI to give accounting recognition to the actions of regulatory authorities in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." In accordance with SFAS No. 71, UI has deferred recognition of costs (a regulatory asset) or has recognized obligations (a regulatory liability) if it is probable that such costs will be

A Statement of Accounting Policies (continued)

recovered or obligations relieved in the future through the ratemaking process. In addition to the Regulatory Assets and Liabilities separately identified on the Consolidated Balance Sheet, there are other regulatory assets and liabilities such as conservation and load management costs and certain deferred tax liabilities. UI also has obligations under long-term power contracts, the recovery of which is subject to regulation. If UI, or a portion of its assets or operations, were to cease meeting the criteria for application of these accounting rules, accounting standards for businesses in general would become applicable and immediate recognition of any previously deferred costs, or a portion of deferred costs, would be required in the year in which the criteria are no longer met, if such deferred costs are not recoverable in the portion of the business that continues to meet the criteria for application of SFAS No. 71.

The Restructuring Act enacted in Connecticut in 1998 provides for UI to recover previously deferred costs through ongoing assessments to be included in future regulated service rates. See Note (C), "Rate-Related Regulatory Proceedings," for a discussion of the recovery of UI's stranded costs associated with the generation portion of its assets and operations, as well as a discussion of the regulatory decisions that provide for such recovery. Based on these regulatory decisions, the sale of UI's fossil-generation assets and the planned divestiture of its nuclear generation ownership interests by the end of 2003, on December 31, 1999 UI discontinued applying SFAS No. 71 to the generation portion of its assets and operations. However, based on the recovery mechanism that allows recovery of all of its stranded costs through its standard offer rates, UI was not required to take any write-offs in connection with this event. UI expects to continue to meet the criteria for application of SFAS No. 71 for the remaining portion of its assets and operations for the foreseeable future. If a change in accounting were to occur to the non-generation portion of UI's operations, it could have a material adverse effect on UI's earnings and retained earnings in that year and could have a material adverse effect on UI's ongoing financial condition as well.

PROPERTY, PLANT AND EQUIPMENT The cost of additions to property, plant and equipment and the cost of renewals and betterments are capitalized. Cost consists of labor, materials, services and certain indirect construction costs, including an allowance for funds used during construction in the case of utility plant. The cost of current repairs and minor replacements is charged to appropriate operating expense accounts. The original cost of utility property, plant and equipment retired or otherwise disposed of and the cost of removal, less salvage, are charged to the accumulated provision for depreciation. Upon disposal or retirement of depreciable non-utility businesses' property, the appropriate plant accounts and accumulated depreciation are reduced by the related costs. Any resulting gain or loss is recognized in the income statement.

UIL Holdings' property, plant and equipment as of December 31, 2001 and 2000 was comprised as follows:

(In Thousands)	2001	2000
Utility:		
Nuclear plant	$196,852	$269,750
Transmission plant	151,280	152,218
Distribution plant	443,773	430,620
General plant	46,162	44,246
Software	29,292	28,211
Other plant	2,302	2,356
Subtotal	869,661	927,401
Non-utility business units	44,424	35,084
	$914,085	$962,485

See Note (C), "Rate-Related Regulatory Proceedings," for a discussion of the regulatory decisions allowing for recovery of stranded costs, including the above-market investment in nuclear generating units.

DEPRECIATION Provisions for depreciation on utility plant for book purposes are computed on a straight-line basis, using estimated service lives determined by independent engineers. One-half year's depreciation is taken in the year of addition and disposition of utility plant, except in the case of major operating units on which depreciation commences in the month they are placed in service and ceases in the month they are removed from service. The aggregate annual provisions for depreciation for the years 2001, 2000 and 1999 were approximately 3.28%, 3.05% and 3.29%, respectively, of the original cost of depreciable property.

Depreciation on non-utility businesses' plant for book purposes is recorded on a straight-line basis over the estimated useful lives of the assets, which range from three to seven years.

INCOME TAXES In accordance with SFAS No. 109, "Accounting for Income Taxes," UIL Holdings has provided deferred taxes for all temporary book-tax differences using the liability method. The liability method requires that deferred tax balances be adjusted to reflect enacted future tax rates that are anticipated to be in effect when the temporary differences reverse. In accordance with generally accepted accounting principles for regulated industries, UI has established a regulatory asset for the net revenue requirements to be recovered from customers for the related future tax expense associated with certain of these temporary differences.

For ratemaking purposes, UI normalizes all investment tax credits (ITC) related to recoverable plant investments except for the ITC related to Seabrook Unit 1, which was taken into income in accordance with provisions of a 1990 DPUC retail rate decision.

REVENUES Regulated utility revenues for UI are based on authorized rates applied to each customer's use of electricity. These rates are approved by the DPUC and can be changed only through formal proceedings. At the end of each accounting period, the estimated amount of revenues for services rendered but not billed is accrued.

Revenues from construction contracts entered into by Xcelecom are recognized on a percentage-of-completion method. Under this method, revenue is recognized based on the percentage of costs incurred and accrued to date to the estimated total cost to complete these contracts.

Revenues generated by other business units are recognized when earned.

CASH AND TEMPORARY CASH INVESTMENTS For cash flow purposes, UIL Holdings considers all highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash and temporary cash investments.

RESTRICTED CASH UI is required to maintain an operating deposit with the project disbursing agent related to its 17.5% ownership interest in Seabrook Station. This operating deposit, which is the equivalent to one and one-half months of the funding requirement for operating expenses, is restricted for use and amounted to $3.2 million and $3.3 million at December 31, 2001 and 2000, respectively.

APS maintains separate bank accounts for holding cash received from clients' customers before the amounts are transferred to clients. The amount of this restricted cash at December 31, 2001 and 2000 was $53.0 million and $29.9 million, respectively.

Xcelecom maintained restricted cash, related to future debt payments, of $0.4 million at December 31, 2001.

SETTLEMENT ASSETS AND OBLIGATIONS Accounts receivable due from APS's agents and clients, as well as payables due to APS's agents and clients, are classified as settlement assets and obligations, respectively. The majority of these assets and liabilities result from timing differences between APS agents reporting the transactions to APS and depositing the funds collected into the field accounts. Additionally, settlement assets and obligations arise due to APS's reporting of transactions to its clients prior to fulfilling the payment obligation.

A Statement of Accounting Policies (continued)

INVESTMENTS UI's investment in the Connecticut Yankee Atomic Power Company, a nuclear generating company in which UI has a 9.5% stock interest, is accounted for on an equity basis. This investment amounted to $6.3 million and $7.1 million at December 31, 2001 and 2000, respectively, and is included on the Consolidated Balance Sheet as a regulatory asset. See Note (L), "Commitments and Contingencies – Other Commitments and Contingencies – Connecticut Yankee."

MARKETABLE SECURITIES UIL Holdings accounts for its investment securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This statement requires the classification of debt and equity securities into one of three categories: held to maturity, available for sale, or trading. The statement also provides guidelines on accounting for debt and equity securities in accordance with their classifications.

During 2001, Anthem Insurance Companies, Inc. (Anthem) completed a conversion from a mutual company, owned by policyholders, to a publicly traded company, owned by shareholders. As a result of this conversion, UIL Holdings received 62,435 shares of Anthem common stock, a portion of which was allocated to employees based on the employees' share of the premiums paid to Anthem during the period used to determine the number of shares issued to UIL Holdings. At December 31, 2001, the closing price for Anthem common stock was $49.50 per share. UIL Holdings recorded an investment and realized gain of approximately $3.1 million, which represented the value of the shares at December 31, 2001. In January 2002, UIL Holdings sold the 62,435 shares of Anthem common stock at a price of $50.66 and recorded a realized gain of approximately $72,000.

On August 9, 2001, APS entered into a secured convertible note agreement with Q Comm International, Inc. (Q Comm), in the amount of $200,000. The note accrues interest at a rate of 6% and is due on May 31, 2002. Under terms of the note, APS has the right to convert this note into shares of Q Comm common stock. APS recorded an investment and unrealized gain of approximately $0.9 million, which represented the difference between the market price of the shares as of December 31, 2001 and the conversion price.

GOODWILL AND OTHER INTANGIBLE ASSETS In June 2001, the Financial Accountings Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets." This statement, which modifies the accounting and reporting of goodwill and intangible assets, is effective for fiscal years beginning after December 15, 2001. Certain provisions of the statement must be applied to any acquisition consummated after June 30, 2001 ahead of full adoption of the new standards. The pronouncement requires entities to discontinue the amortization of goodwill, reallocate all existing goodwill among its reporting units based on criteria set by SFAS No. 142 and perform initial impairment tests by applying a fair-value-based analysis on the goodwill in each reporting unit. Any impairment at the initial adoption date shall be recognized as the effect of a change in accounting principle. Subsequent to the initial adoption, goodwill shall be tested for impairment annually or more frequently if circumstances indicate a possible impairment.

Under SFAS No. 142, entities are required to determine the useful life of other intangible assets and amortize the value over the useful life. If the useful life is determined to be indefinite, no amortization will be recorded. For intangible assets recognized prior to the adoption of SFAS No. 142, the useful life should be reassessed. Other intangible assets are required to be tested for impairment in a manner similar to goodwill.

UIL Holdings periodically evaluates the recoverability of intangibles resulting from business acquisitions and measures the amount of impairment, if any, by assessing current and future levels of income and cash flows as well as other factors, such as business trends and prospects and market and economic conditions. If an impairment evaluation is required, the estimated future undiscounted cash flows associated with the asset will be compared to the asset's carrying amount to determine if such an impairment exists.

RESEARCH AND DEVELOPMENT COSTS Research and development costs, including environmental studies, are charged to expense as incurred.

PENSION AND OTHER POSTEMPLOYMENT BENEFITS UIL Holdings accounts for normal pension plan costs in accordance with the provisions of SFAS No. 87, "Employers' Accounting for Pensions."

UIL Holdings accounts for other postemployment benefits, consisting principally of health and life insurance, under the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires, among other things, that the liability for such benefits be accrued over the employment period that encompasses eligibility to receive such benefits. The recovery of annual incremental cost of this accrual has been allowed in retail rates in accordance with a 1992 rate decision of the DPUC.

URANIUM ENRICHMENT OBLIGATION Under the Energy Policy Act of 1992 (Energy Act), UI will be assessed for its proportionate share of the costs of the decontamination and decommissioning of uranium enrichment facilities operated by the Department of Energy. The Energy Act imposes an overall cap of $2.25 billion on the obligation assessed to the nuclear utility industry and limits the annual assessment to $150 million each year over a 15-year period. UI has recovered these assessments in rates as a component of fuel expense. Accordingly, UIL Holdings has recognized the unrecovered costs as a regulatory asset on its Consolidated Balance Sheet. At December 31, 2001, UI's remaining share of the obligation, based on its ownership and leasehold interests in Seabrook Station, was approximately $0.6 million.

NUCLEAR DECOMMISSIONING TRUSTS External trust funds are maintained to fund the estimated future decommissioning costs of the nuclear generating units in which UI has an ownership interest. These costs are accrued as a charge to depreciation expense over the estimated service lives of the units and are recovered in rates on a current basis. UI paid $3.3 million into the decommissioning trust fund for Seabrook Unit 1 in each of 2001 and 2000.

At December 31, 2001, UI's share of the trust fund balance for Seabrook Station, which included accumulated earnings on the funds, was $26.3 million. This fund balance is included in "Other Property and Investments" and the accrued decommissioning obligation is included in "Noncurrent Liabilities" on the Consolidated Balance Sheet.

On March 31, 2001, UI sold its ownership interest in Millstone Unit 3 to Dominion Resources, Inc. and, as a result, its share of the trust fund balance for Millstone Unit 3 was transferred to the new owner. UI's share of the market value of the trust fund transferred was $8.5 million.

IMPAIRMENT OF LONG-LIVED ASSETS SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of" requires the recognition of impairment losses on long-lived assets when the book value of an asset exceeds the sum of the expected future undiscounted cash flows that result from the use of the asset and its eventual disposition. This standard also requires that rate-regulated companies recognize an impairment loss when a regulator excludes all or part of a cost from rates, even if the regulator allows the company to earn a return on the remaining allowable costs. Under this standard, the probability of recovery and the recognition of regulatory assets under the criteria of SFAS No. 71 must be assessed on an ongoing basis. At December 31, 2001 and 2000, UI did not have any assets that are impaired under this standard.

EARNINGS PER SHARE The following table presents a reconciliation of the basic and diluted earnings per share calculations for the years 2001, 2000 and 1999:

A Statement of Accounting Policies (continued)

(In Thousands except per share amounts)	Income Applicable to Common Stock	Average Number of Shares Outstanding	Earnings per Share
2001			
Basic earnings per share	$59,363	14,097	$4.21
Effect of dilutive stock options	–	62	(.02)
Diluted earnings per share	$59,363	14,159	$4.19
2000			
Basic earnings per share	$60,757	14,073	$4.32
Effect of dilutive stock options	–	25	(.01)
Diluted earnings per share	$60,757	14,098	$4.31
1999			
Basic earnings per share	$52,105	14,052	$3.71
Effect of dilutive stock options	–	3	(.00)
Diluted earnings per share	$52,105	14,055	$3.71

STOCK-BASED COMPENSATION UIL Holdings accounts for employee stock-based compensation in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation." The statement allows entities to continue to measure compensation expense in accordance with the prior authoritative literature, APB No. 25, "Accounting for Stock Issued to Employees," but requires that pro forma net income and earnings per share be disclosed for each year for which an income statement is presented as if SFAS No. 123 had been applied.

COMPREHENSIVE INCOME Comprehensive income for 2001 included an unrealized pretax gain of $863,000 on APS's convertible note (see Marketable Securities). Comprehensive income for 2000 and 1999 was equal to net income as reported.

NEW ACCOUNTING STANDARDS The Financial Accounting Standards Board has issued SFAS No. 141, "Business Combinations." SFAS No. 141, which applies to all business combinations initiated after June 30, 2001, would result in UIL Holdings accounting for any business combinations initiated after that date under the purchase method of accounting. The adoption of SFAS No. 141 will not change the method of accounting used in previous business combinations.

The Financial Accounting Standards Board has issued SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, which was adopted by UIL Holdings on January 1, 2002, UIL Holdings will no longer be amortizing its existing goodwill. At December 31, 2001, goodwill associated with its non-utility businesses was approximately $63.5 million. The elimination of goodwill amortization in 2002 will increase earnings per share by approximately $0.15 compared to 2001. In addition, UIL Holdings will be required to measure goodwill for impairment effective January 1, 2002 as part of the transition provisions. SFAS No. 142 requires goodwill to be allocated to reporting units and measured for impairment under a two-step test. The first step of the test is required to be completed by June 30, 2002 and the second step, if necessary, no later than December 31, 2002. Any impairment resulting from the transition test will be recorded as of January 1, 2002 and will be recognized as a cumulative effect of a change in accounting principle. UIL Holdings does not anticipate the impairment test results will have a material adverse impact on its financial condition and results of operations.

The Financial Accounting Standards Board has issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement, which is effective for fiscal years beginning after June 15, 2002, requires that an asset retirement obligation be recognized at the time when an entity faces a legal obligation to retire an asset. The asset retirement cost would be capitalized as part of the related long-lived asset and initially measured at fair value and adjusted in subsequent periods when necessary. Upon adoption of the statement, a cumulative effect approach will be used to recognize transition amounts for any existing asset retirement obligations. UIL Holdings has not assessed the impact this standard will have on its financial position and results of operations.

B Capitalization

COMMON STOCK UIL Holdings had 14,332,321 shares of its common stock, no par value, outstanding at December 31, 2001 and 14,321,177 shares of its common stock, no par value, outstanding at December 31, 2000, of which 216,540 shares and 244,480 shares, respectively, were unallocated shares held by UI's 401(k)/Employee Stock Ownership Plan (KSOP) and not recognized as outstanding for accounting purposes as of December 31, 2001 and 2000, respectively.

UI has entered into an arrangement under which it loaned $11.5 million to the KSOP. The trustee for the KSOP used the funds to purchase shares of UI common stock in open market transactions. On July 20, 2000, effective with the formation of UIL Holdings' holding company structure, unallocated shares held by the KSOP were converted into shares of UIL Holdings' common stock. The shares will be allocated to employees' KSOP accounts, as the loan is repaid, to cover a portion of the required KSOP contributions. The loan will be repaid by the KSOP over a twelve-year period, using employer contributions and UIL Holdings' dividends paid on the unallocated shares of the stock held by the KSOP. As of December 31, 2001, 216,540 shares, with a fair market value of $11.1 million, had been purchased by the KSOP and had not been committed to be released or allocated to KSOP participants.

In 1990, UI's Board of Directors and the shareowners approved a stock option plan for officers and key employees of UI. Effective with the formation of the holding company structure on July 20, 2000, all outstanding options were converted into options to purchase an equivalent number of shares of UIL Holdings' common stock.

On March 22, 1999, UI's Board of Directors approved a stock option plan for directors, officers and key employees of UI. The plan provides for the awarding of options to purchase up to 650,000 shares of UI's common stock over periods of from one to ten years following the dates when the options are granted. The exercise price of each option cannot be less than the market value of the stock on the date of the grant. On June 28, 1999, UI's shareowners approved the plan. Effective with the formation of the holding company structure on July 20, 2000, all outstanding options were converted into options to purchase an equivalent number of shares of UIL Holdings' common stock.

Stock option transactions for 2001, 2000 and 1999 are as follows:

	Number of Shares	Option Price per Share	Weighted Average Exercise Price
Balance – December 31, 1998	16,300	$30.00-$42.38	$38.37
Granted	–	–	–
Forfeited	–	–	–
Exercised	–	–	–
Balance – December 31, 1999	16,300	$30.00-$42.38	$38.37
Granted	334,605[1]	$39.41-$53.13	$41.15
Forfeited	(9,100)	$39.38-$50.31	$40.59
Exercised	(9,075)	$43.22	$43.22
Balance – December 31, 2000	332,730	$30.00-$53.13	$41.00
Granted	176,633[1]	$43.22-$49.84	$45.30
Forfeited	(5,333)	$39.41-$43.22	$40.48
Exercised	(12,023)	$39.41-$43.22	$41.00
Balance – December 31, 2001	492,007	$30.00-$53.13	$42.55
Exercisable at December 31, 1999	16,300	$30.00-$42.38	$38.37
Exercisable at December 31, 2000	58,730	$30.00-$43.22	$41.58
Exercisable at December 31, 2001	186,822	$30.00-$53.13	$41.38

(1) One-third of the options granted became exercisable on each of the first three anniversaries of the grant date.

B Capitalization (continued)

If compensation expense had been recorded for the stock option plan based on the fair value method as opposed to the intrinsic value method applied by UIL Holdings, net income and earnings per share for 2001 and 2000 would have been as follows:

(In Thousands except earnings per share)	2001	2000
Net income		
As reported	$59,363	$60,757
Pro forma	$58,732	$60,490
Earnings per share – Basic		
As reported	$ 4.21	$ 4.32
Pro forma	$ 4.17	$ 4.30
Earnings per share – Diluted		
As reported	$ 4.19	$ 4.31
Pro forma	$ 4.15	$ 4.29

The fair value of stock options granted has been estimated on the date of grant using the Black-Scholes option-pricing model using the following assumptions:

	2001	2000
Risk-free interest rate	5.75%	5.08%
Expected volatility	21.92%	16.51%
Expected lives	7.59 years	9.09 years
Expected dividend yield	6.11%	6.13%

The weighted average fair value of options granted during 2001 was $6.09 per share. As of December 31, 2001, the weighted average remaining contractual life for those options outstanding was 7.4 years.

The weighted average fair value of options granted during 2000 was $3.16 per share. As of December 31, 2000, the weighted average remaining contractual life for those options outstanding was 8.4 years.

On February 23, 1998, UI's Board of Directors granted 80,000 "phantom" stock options to Nathaniel D. Woodson upon his appointment as President of UI. Effective with the formation of the holding company structure on July 20, 2000, all outstanding phantom stock options were converted to UIL Holdings' phantom stock options. On each of the first five anniversaries of the grant date, 16,000 phantom stock options become exercisable and can be exercised at any time within Mr. Woodson's period of employment with UI by means of UI paying him the difference between the prevailing market price for each share of UIL Holdings' common stock and the phantom stock option price of $45.16 per share. At ten years after the grant date, any unexercised phantom stock options will expire. At December 31, 2001, 48,000 phantom stock options were exercisable. During 2001, $166,060 was recognized as expense with regard to these phantom stock options.

RETAINED EARNINGS RESTRICTION The indenture under which UI has issued $200 million principal amount of Notes places limitations on UI relative to the payment of cash dividends on its common stock, which is wholly-owned by UIL Holdings, and the purchase or redemption of said common stock. Retained earnings in the amount of $94.9 million were free from such limitations at December 31, 2001.

LONG-TERM DEBT (In Thousands) December 31,	2001	2000
OTHER LONG-TERM DEBT		
Pollution Control Revenue Bonds:		
4.35%, 1996 Series, due June 1, 2026[1]	$ 7,500	$ 7,500
5.88%, 1993 Series, due October 1, 2033	64,460	64,460
Pollution Control Refunding Revenue Bonds:		
4.35%, 1997 Series, due July 1, 2027[2]	27,500	27,500
4.55%, 1997 Series, due July 1, 2027[1]	71,000	71,000
5.40%, 1999 Series, due December 1, 2029[3]	25,000	25,000
Notes:		
6.25%, 1998 *Series I, due December* 15, 2002	100,000	100,000
6.00%, 1998 Series J, due December 15, 2003	100,000	100,000
7.23% Senior Notes, Series A, due February 15, 2011	30,000	–
7.38% Senior Notes, Series B, due February 15, 2011	45,000	–
Obligation under the Seabrook Unit 1 *sale/leaseback agreement*	208,900	209,565
Long-term Debt	679,360	605,025
Unamortized debt discount, less premium	(96)	(169)
	679,264	604,856
Less:		
Current portion included in Current Liabilities	100,000	–
Investment-Seabrook Lease Obligation Bonds	80,707	82,635
Net Long-term Debt	$498,557	$522,221

(1) The interest rate for these Bonds was fixed on February 1, 1999 for the five-year period ending January 31, 2004.
(2) The interest rate for these Bonds was fixed on February 1, 1999 for the three-year period ending January 31, 2002.
(3) The interest rate for these Bonds was fixed on December 16, 1999 for the three-year period ending December 1, 2002.

On February 15, 2001, UIL Holdings issued and sold $75 million of Senior Notes to several institutional investors in a private sale. The issue was composed of two series: 7.23% Senior Notes, Series A, due February 15, 2011, in the principal amount of $30 million, and 7.38% Senior Notes, Series B, due February 15, 2011, in the principal amount of $45 million. Under the Senior Notes, Series A, UIL Holdings is required to prepay the principal amount of $4.3 million each February 15th, beginning on February 15, 2005 and ending on February 15, 2010. *Interest due under the Senior Notes is payable semiannually on February 15th and August 15th.* The net proceeds of the sale were used to repay short-term debt of UIL Holdings.

On February 1, 2002, the interest rate on $27.5 million principal amount of Pollution Control Refunding Revenue Bonds, 1997 Series, due July 1, 2027, issued by the Business Finance Authority (BFA) of the State of New Hampshire was reset from 4.35% to 3.75%. The new interest rate will remain in effect for a two-year period through January 31, 2004. UI is obligated, under its borrowing agreement with the BFA, to pay the interest on the Bonds. Interest is payable semiannually on August 1 and February 1.

The expenses to issue long-term debt are deferred and amortized over the life of the respective debt issue.

Maturities and mandatory redemptions/repayments are set forth below:

(In Thousands)	2002	2003	2004	2005	2006
Maturities	$100,000	$100,000	$ –	$4,286	$4,286

Rate-Related Regulatory Proceedings

On December 31, 1996, the Connecticut Department of Public Utility Control (DPUC) completed a financial and operational review of UI and ordered a five-year incentive retail rates regulation plan for the years 1997 through 2001 (the Rate Plan). The Rate Plan accelerated the amortization and recovery of regulatory assets if UI's common stock equity return on regulated utility investment exceeded 10.5% after recording the amortization. UI's authorized return on regulated utility common stock equity during the period was 11.5%. Earnings above 11.5%, on an annual basis, were utilized one-third for customer bill reductions, one-third to accelerate amortization of regulatory assets, and one-third retained as earnings.

The Rate Plan included a provision that it could be reopened and modified upon the enactment of electric utility restructuring legislation in Connecticut. On October 1, 1999, the DPUC issued a decision establishing UI's standard offer customer rates, commencing January 1, 2000, at a level 10% below 1996 rates, as directed by the Restructuring Act described in detail below. These standard offer customer rates superseded the rates that were included in the Rate Plan. The decision also reduced the required amount of accelerated amortization of assets in 2000 and 2001. Under this 1999 decision, all other components of the 1996 Rate Plan remained in effect through 2001.

On February 13, 2001, the Connecticut Attorney General and the Office of Consumer Counsel petitioned the DPUC to initiate a proceeding and hold a hearing concerning the need to decrease UI's rates by reason of UI having earned a return on regulated common equity more than 1% above the authorized level of 11.5% for at least six consecutive months. The DPUC docketed such a proceeding and, by a letter dated July 3, 2001, stated its intention to combine a full review of UI's retail rates (a Rate Case) in the same docket as the overearnings proceeding. Following hearings on August 8, 2001 and August 27, 2001, the DPUC issued a final decision on October 31, 2001, holding that as a result of the earnings sharing mechanism embedded in UI's Rate Plan, UI's customers have directly benefited when UI has earned over its 11.5% authorized return on regulated common equity during the Rate Plan period. Because the earnings sharing mechanism was scheduled to end, with the Rate Plan, on December 31, 2001, the DPUC ordered that the earnings sharing mechanism be extended effective January 1, 2002 until the conclusion of the Rate Case proceeding. The DPUC's decision also found that UI's earnings are not expected to exceed 11.5% in 2002, but that just and reasonable rates for UI at this point in time can only be determined in the full Rate Case proceeding. UI filed Rate Case schedules in November 2001, together with supporting prefiled sworn written testimony. DPUC hearings have been scheduled for March and April 2002. UI anticipates a final decision in the Rate Case proceeding by mid-2002.

In April 1998, Connecticut enacted Public Act 98-28 (the Restructuring Act), a massive and complex statute designed to restructure the state's regulated electric utility industry. As a result of the Restructuring Act, the business of generating and selling electricity directly to consumers has been opened to competition. These business activities are separated from the business of delivering electricity to consumers, also known as the transmission and distribution business. The business of delivering electricity remains with the incumbent franchised utility companies (including UI), which continue to be regulated by the DPUC as Distribution Companies.

A major component of the Restructuring Act is the collection, by Distribution Companies, of a "competitive transition assessment," a "systems benefits charge," an "energy conservation and load management program charge" and a "renewable energy investment charge." The competitive transition assessment represents costs that have been reasonably incurred by, or will be incurred by, Distribution Companies to meet their public service obligations as electric companies, and that will likely not otherwise be recoverable in a competitive generation and supply market. These costs include above-market long-term purchased power contract obligations, regulatory asset recovery and above-market investments in power plants (so-called stranded costs). The systems benefits charge represents public policy costs, such as generation decommissioning and displaced worker protection costs. Beginning in 2000, a Distribution Company has been required to collect the competitive transition assessment, the systems benefits charge, the energy conservation and load management program charge, and the renewable energy investment charge from all Distribution Company customers.

Under the Restructuring Act, all Connecticut electricity customers are able to choose their power supply providers. Through December 31, 2003, UI is required to offer fully bundled retail service to its customers under a regulated "standard offer" rate to each customer who does not choose an alternate power supply provider, even though UI is no longer in the business of retail power generation. UI is also required under the Restructuring Act to provide back-up power supply service to customers whose alternate power supply provider fails to provide power supply services for reasons other than the customers' failure to pay for such services.

On December 28, 1999, UI entered into agreements with Enron Power Marketing, Inc. (EPMI), a subsidiary of Enron Corp. (Enron), Houston, Texas, for the supply of all of the power needed by UI to meet its standard offer obligations at fixed prices until the end of the four-year standard offer period on December 31, 2003. On December 2, 2001, Enron, and many of its subsidiaries, including EPMI, commenced bankruptcy proceedings seeking protection from their creditors while they attempt to reorganize under federal bankruptcy law. This action by EPMI was an event of default under its agreements with UI, and effective January 1, 2002, UI terminated all of its agreements with EPMI. On December 28, 2001, UI entered into an agreement with Virginia Electric and Power Company for the supply of all of UI's standard offer generation service needs from January 1, 2002 through December 31, 2003.

The Restructuring Act requires that, in order for UI to recover any stranded costs, it must attempt to divest its ownership interests in its nuclear-fueled power plants prior to 2004. On October 1, 1998, in its "unbundling plan" filing with the DPUC under the Restructuring Act, and in other regulatory dockets, UI stated that it planned to divest its nuclear generation ownership and leasehold interests (17.5% of Seabrook Station in New Hampshire and 3.685% of Millstone Unit 3 in Connecticut) by the end of 2003, in accordance with the Restructuring Act. The sale of UI's ownership in Millstone Unit 3 was consummated on March 31, 2001. UI's share of the proceeds from the sale, including nuclear fuel, was $34.4 million. There was no direct impact on UI's financial results, and net-of-tax proceeds from the sale that were in excess of the market value of the plant, as set by the DPUC, were credited to reduce stranded cost rate base. That amount is approximately $15.3 million and is subject to true-up by the DPUC. On December 15, 2000, UI and The Connecticut Light and Power Company filed with the DPUC for approval of their plan to divest their respective interests in Seabrook Station by an auction process. On October 10, 2001, the DPUC issued its final decision approving the plan with certain modifications. The New Hampshire Public Utilities Commission, in coordination with the DPUC, has retained an investment banking firm as the exclusive financial advisor to conduct the auction of Seabrook Station, which is expected to be completed around the end of 2002.

Based on the decisions in the regulatory proceedings described above, the sale of UI's fossil-generation assets and its ownership interest in Millstone Unit 3, and the planned divestiture of its ownership and leasehold interests in Seabrook Station by the end of 2003, UI ceased applying Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation," to the generation portion of its assets and operations as of December 31, 1999. Based on the favorable DPUC decisions that allow full recovery, through UI's rates, of all historically incurred stranded costs, UI did not record any write-offs in connection with this event.

D Restructuring

UI is currently undergoing a workforce restructuring and process redesign in order to align more properly its services and costs. As part of this effort, UI undertook an involuntary severance and enhanced retirement benefit program (Program) under which 28 employees had received, or were scheduled to receive, benefits as of December 31, 2001. In 2001, UI accrued and expensed $4.1 million associated with the Program as an operation and maintenance expense. Of this amount, $1.7 million represented severance payments and $2.4 million represented curtailment gains and losses associated with UI's pension and postretirement benefit plans. As of December 31, 2001, UI had an accrued liability of $0.6 million under the Program.

E Short-term Credit Arrangements

UIL Holdings has a money market loan arrangement with JPMorgan Chase Bank. This is an uncommitted short-term borrowing arrangement under which JPMorgan Chase Bank may make loans to UIL Holdings for fixed maturities from one day up to six months. JPMorgan Securities, Inc. acts as an agent and sells the loans to investors. The fixed interest rates on the loans are determined based on conditions in the financial markets at the time of each loan. As of December 31, 2001, UIL Holdings had no loans outstanding under this arrangement.

UIL Holdings has a revolving credit agreement with a group of banks, which extends to August 1, 2002. The borrowing limit of this facility is $70 million. The facility permits UIL Holdings to borrow funds at a fluctuating interest rate determined by the prime lending market in New York, and also permits UIL Holdings to borrow money for fixed periods of time specified by UIL Holdings at fixed interest rates determined by the Eurodollar Interbank market in London (LIBOR). If a material adverse change in the business, operations, affairs, assets or condition, financial or otherwise, or prospects of UIL Holdings and its subsidiaries, on a consolidated basis, should occur, the banks may decline to lend additional money to UIL Holdings under this revolving credit agreement, although borrowings outstanding at the time of such an occurrence would not then become due and payable. As of December 31, 2001, UIL Holdings had $18.0 million in short-term borrowings outstanding under this facility.

Xcelecom has a revolving working capital credit agreement with a bank. This agreement provides for a $25 million revolving working capital facility, available to meet working capital needs and to support standby letters of credit issued by Xcelecom in the normal course of its business. This agreement also provides for the payment of interest at a rate, at the option of Xcelecom, based on the bank's prime interest rate or LIBOR.

As of December 31, 2001, the outstanding balance on this facility was $12.9 million. In addition, Xcelecom had outstanding standby letters of credit of $4.3 million at December 31, 2001.

APS has a $10 million revolving credit agreement with a bank that will expire on June 28, 2002. This agreement is available for working capital needs, acquisition of fixed assets and investments in acquired companies. The terms of this agreement allow APS to select the interest rate on its short-term borrowings based on either the bank's prime interest rate or LIBOR. As of December 31, 2001, APS had $0.7 million in short-term borrowings outstanding under this agreement.

Information with respect to short-term borrowings of UIL Holdings, Xcelecom and APS are as follows:

(In Thousands)	2001	2000	1999
UIL HOLDINGS			
Maximum aggregate principal amount of short-term borrowings outstanding at any month-end	$129,000	$114,000	$80,000
Average aggregate short-term borrowings outstanding during the year*	$ 43,421	$ 42,511	$45,300
Weighted average interest rate*	5.8%	7.2%	5.5%
Principal amounts outstanding at year-end	$ 18,000	$109,000	$17,000
Annualized interest rate on principal amounts outstanding at year-end	2.9%	7.6%	7.0%
Fees*	$ 297	$ 386	$ 291
XCELECOM			
Maximum aggregate principal amount of short-term borrowings outstanding at any month-end	$ 13,800	–	–
Average aggregate short-term borrowings outstanding during the year*	$ 7,746	–	–
Weighted average interest rate*	3.3%	–	–
Principal amounts outstanding at year-end	$ 12,930	–	–
Annualized interest rate on principal amounts outstanding at year-end	2.7%	–	–
Fees*	$ 25	–	–
APS			
Maximum aggregate principal amount of short-term borrowings outstanding at any month-end	$ 824	$ 500	$ 6,287
Average aggregate short-term borrowings outstanding during the year*	$ 143	$ 29	$ 2,557
Weighted average interest rate*	5.1%	9.7%	8.6%
Principal amounts outstanding at year-end	$ 685	$ –	$ –
Annualized interest rate on principal amounts outstanding at year-end	4.8%	–	–
Fees*	$ 36	$ 11	$ –

*Average short-term borrowings represent the sum of daily borrowings outstanding, weighted for the number of days outstanding and divided by the number of days in the period. The weighted average interest rate is determined by dividing interest expense by the amount of average borrowings. Fees are excluded from the calculation of the weighted average interest rate.

Income Taxes

(In Thousands)	2001	2000	1999
Income tax expense consists of:			
INCOME TAX PROVISIONS:			
Current			
Federal	$ 55,706	$31,650	$ 91,247
State	11,196	6,679	23,891
Total current	66,902	38,329	115,138
Deferred			
Federal	(14,083)	9,152	(39,767)
State	(3,970)	1,283	(13,004)
Total deferred	(18,053)	10,435	(52,771)
Investment tax credits	(658)	(735)	(467)
TOTAL INCOME TAX EXPENSE	$ 48,191	$48,029	$ 61,900
INCOME TAX COMPONENTS CHARGED AS FOLLOWS:			
Operating tax expenses	$ 52,368	$52,298	$ 65,042
Nonoperating tax expenses	(4,177)	(4,269)	(3,142)
TOTAL INCOME TAX EXPENSE	$ 48,191	$48,029	$ 61,900
The following table details the components of the deferred income taxes:			
Gain on sale of utility property	$ (9,680)	$ –	$(70,573)
Seabrook sale/leaseback transaction	(2,546)	(2,599)	(69)
Pension benefits	729	6,878	4,192
Accelerated depreciation	(2,891)	(3,006)	4,996
Tax depreciation on unrecoverable plant investment	202	235	5,902
Unit overhaul and replacement power costs	939	326	1,523
Conservation and load management	(107)	(107)	(2,181)
Displaced worker protection costs	(333)	(909)	2,329
Bond redemption costs	(1,026)	(585)	(1,014)
Cancelled nuclear project	(467)	(467)	(467)
Restructuring costs	(538)	1,132	490
Regulatory deferrals	804	9,210	–
Other – net	(3,139)	327	2,101
DEFERRED INCOME TAXES – NET	$(18,053)	$10,435	$(52,771)

Total income taxes differ from the amounts computed by applying the federal statutory tax rate to income before taxes. The reasons for the differences are as follows:

(In Thousands)	2001	2000	1999
Computed tax at federal statutory rate	$ 37,654	$ 38,075	$ 39,943
Increases (reductions) resulting from:			
Deferred return – Seabrook Unit 1	–	–	4,405
ITC taken into income	(658)	(735)	(467)
Allowance for equity funds used during construction	(393)	(402)	(201)
Fossil plant decommissioning reserve	–	(4)	(92)
Amortization of regulatory asset	14,000	14,433	7,922
Book depreciation in excess of non-normalized tax depreciation	(3,445)	(3,565)	5,654
State income taxes, net of federal income tax benefits	4,697	5,176	7,076
Other items – net	(3,664)	(4,949)	(2,340)
Total income tax expense	$ 48,191	$ 48,029	$ 61,900
Book income before income taxes	$107,554	$108,786	$114,124
Effective income tax rates	44.8%	44.1%	54.2%

At December 31, 2001, UIL Holdings had deferred tax liabilities for taxable temporary differences of $310 million and deferred tax assets for deductible temporary differences of $88 million, resulting in a net deferred tax liability of $222 million. Significant components of deferred tax liabilities and assets were as follows: tax liabilities on book/tax plant basis differences and on the cumulative amount of income taxes on temporary differences previously flowed through to ratepayers, $175 million; tax liabilities on normalization of book/tax depreciation timing differences, $113 million; and tax assets on the disallowance of plant costs, $35 million.

G Supplementary Information

(In Thousands)	2001	2000	1999
OPERATING REVENUES			
Utility			
Retail	$ 627,178	$ 602,347	$ 639,596
Wholesale	61,570	67,990	24,334
Proceeds from Millstone Unit 3 settlement	–	14,960	–
Other	26,070	19,394	16,045
Non-utility business unit revenues			
American Payment Systems	58,649	37,940	35,595
Xcelecom	312,556	138,267	35,423
Other/Eliminations	(177)	(43)	(263)
Total Operating Revenues	$1,085,846	$ 880,855	$ 750,730
SALES BY CLASS (MEGAWATT-HOURS) – UNAUDITED			
Retail			
Residential	2,119,976	2,056,366	2,053,927
Commercial	2,476,027	2,403,212	2,388,240
Industrial	1,082,394	1,146,295	1,161,856
Other	46,073	47,852	48,027
	5,724,470	5,653,725	5,652,050
Wholesale	2,030,365	2,237,805	1,009,866
Total Sales by Class	7,754,835	7,891,530	6,661,916
DEPRECIATION AND AMORTIZATION			
Utility property, plant and equipment	$ 25,549	$ 24,575	$ 53,347
Non-utility business property, plant and equipment	3,878	3,278	3,689
Nuclear decommissioning	3,384	3,986	4,004
Total Depreciation	32,811	31,839	61,040
Amortization of goodwill	4,456	1,439	–
Amortization of nuclear plant regulatory assets	27,650	2,851	22,636
Amortization of purchase power contracts	26,115	26,744	–
Amortization of regulatory assets	3,924	5,668	–
Amortization of cancelled plant	1,172	1,172	1,172
Amortization of deferred return	–	–	12,586
Total Amortization	63,317	37,874	36,394
Total Depreciation and Amortization	$ 96,128	$ 69,713	$ 97,434
TAXES – OTHER THAN INCOME TAXES			
Connecticut gross earnings	$ 26,661	$ 23,715	$ 24,518
Local real estate and personal property	12,334	13,939	17,745
Payroll taxes	6,154	5,402	4,877
Total Taxes – Other than Income Taxes	$ 45,149	$ 43,056	$ 47,140
OTHER INCOME, NET			
Interest income	$ 692	$ 1,723	$ 1,801
Allowance for funds used during construction	1,913	2,609	2,235
Equity earnings from Connecticut Yankee	288	1,913	36
Miscellaneous other income and (deductions) – net	3,495	(2,906)	849
Total Other Income, net	$ 6,388	$ 3,339	$4,921
OTHER INTEREST, NET			
Notes Payable	$ 2,507	$ 3,078	$ 2,662
Other	2,347	2,175	2,265
Total Other Interest, net	$ 4,854	$ 5,253	$ 4,927

Pension and Other Benefits

UI's qualified pension plan covers substantially all of its employees, the employees of UIL Holdings and APS, and certain management employees of Xcelecom and UCI. UI also has a non-qualified supplemental plan for certain executives and a non-qualified retiree only plan for certain early retirement benefits. The net pension expense (income) for these plans for 2001, 2000 and 1999 was $0.8 million, $(14.7) million and $(8.0) million, respectively.

Funding policy for the qualified plan is to make annual contributions that satisfy the minimum funding requirements of ERISA but that do not exceed the maximum deductible limits of the Internal Revenue Code. These amounts are determined each year as a result of an actuarial valuation of the plan. No contributions were made in 1999. In 2000, $2.5 million was contributed for 1999 funding requirements. In 2001, $2.6 million was contributed for 2000 funding requirements. UI has established a supplemental retirement benefit trust, and through this trust purchased life insurance policies on officers of UI to fund the future liability under the supplemental plan. The cash surrender value of these policies is included in Other Property and Investments on the Consolidated Balance Sheet.

In addition to providing pension benefits, UI also provides other postretirement benefits (OPEB), consisting principally of health care and life insurance benefits, for retired employees and their dependents. Employees whose sum of age and years of service at time of retirement is equal to or greater than 85 (or who are 62 with at least 20 years of service) are eligible for benefits partially subsidized by UI. The amount of benefits subsidized by UI is determined by age and years of service at retirement.

For funding purposes, UI established a Voluntary Employees' Benefit Association Trust (VEBA) to fund OPEB for UI's union employees. Approximately 45% of UI's employees are represented by Local 470-1, Utility Workers Union of America, AFL-CIO, for collective bargaining purposes. UI established a 401(h) account in connection with the qualified pension plan to fund OPEB for UI's non-union employees who retire on or after January 1, 1994. The funding policy assumes contributions to these trust funds to be the total OPEB expense calculated under SFAS No. 106, adjusted to reflect a share of amounts expensed as a result of voluntary early retirement programs minus pay-as-you-go benefit payments for pre-January 1, 1994 non-union retirees, allocated in a manner that minimizes current income tax liability, without exceeding maximum tax deductible limits. In accordance with this policy, UI did not make contributions to the union VEBA in 2001, 2000 and 1999. UI did not make a contribution to the 401(h) account in 2001 or 1999. UI contributed $0.2 million to the 401(h) account in 2000. Plan assets for both the union VEBA and 401(h) account consist primarily of equity and fixed-income securities.

Pension and Other Benefits (continued)

The following table represents the change in benefit obligation, change in plan assets and the respective funded status of UI's pension and postretirement plans as of December 31, 2001 and 2000.

	Pension Benefits		Other Postretirement Benefits	
(In Thousands) At December 31,	2001	2000	2001	2000
CHANGE IN BENEFIT OBLIGATION				
Benefit obligation at beginning of year	$233,840	$232,392	$32,710	$31,591
Service cost	4,415	4,052	477	442
Interest cost	17,241	16,669	2,385	2,336
Amendments	–	8,698	–	–
Actuarial (gain) loss	13,591	(6,476)	1,034	910
Curtailment	(1,418)	–	94	–
Special termination benefits	1,149	–	40	–
Settlement	(2,346)	–	–	–
Benefits paid (including expenses)	(18,480)	(21,495)	(2,553)	(2,569)
Benefit obligation at end of year	$247,992	$233,840	$34,187	$32,710
CHANGE IN PLAN ASSETS				
Fair value of plan assets at beginning of year	$247,040	$277,987	$20,534	$20,681
Actual return on plan assets	(19,299)	(12,109)	749	1,615
Employer contributions	5,085	2,657	597	807
Benefits paid (including expenses)	(20,826)	(21,495)	(2,553)	(2,569)
Fair value of plan assets at end of year	$212,000	$247,040	$19,327	$20,534
Funded Status at December 31:				
Projected benefits (less than) greater than plan assets	$ 35,992	$ (13,200)	$14,860	$12,176
Unrecognized prior service cost	(10,026)	(11,553)	(258)	(280)
Unrecognized transition asset	3,687	4,741	(10,936)	(12,345)
Unrecognized net gain (loss) from past experience	(32,362)	21,717	2,547	5,464
Accrued benefit obligation	$ (2,709)	$ 1,705	$ 6,213	$ 5,015
The following actuarial assumptions were used in calculating the benefit obligations at December 31:				
Discount rate	7.25%	7.50%	7.25%	7.50%
Average wage increase	4.50%	4.50%	4.50%	4.50%
Healthcare cost trend rate	N/A	N/A	5.50%	5.50%

The components of net periodic benefit cost are:

(In Thousands) For the Year Ended December 31,	Pension Benefits 2001	Pension Benefits 2000	Other Postretirement Benefits 2001	Other Postretirement Benefits 2000
Components of net periodic benefit cost:				
Service cost	$ 4,415	$ 4,052	$ 477	$ 442
Interest cost	17,241	16,669	2,385	2,336
Expected return on plan assets	(22,821)	(29,735)	(1,860)	(2,227)
Amortization of:				
Prior service costs	1,172	876	11	11
Transition obligation (asset)	(1,054)	(1,054)	1,090	1,089
Actuarial (gain) loss	(424)	(5,471)	(518)	(687)
Settlements and curtailments	2,256	–	210	–
Net periodic benefit cost	$ 785	$(14,663)	$ 1,795	$ 964
The following actuarial assumptions were used in calculating net periodic benefit cost:				
Discount rate	7.25%	7.50%	7.25%	7.50%
Average wage increase	4.50%	4.50%	4.50%	4.50%
Return on plan assets	9.50%	11.00%	9.50%	11.00%
Healthcare cost trend rate	N/A	N/A	5.50%	5.50%

A one percentage point change in the assumed healthcare cost trend rate would have the following effects:

(In Thousands)	1% Increase	1% Decrease
Aggregate service and interest cost components	$ 388	$ (317)
Accumulated postretirement benefit obligation	$3,799	$ (3,161)

UI has a 401(k)/Employee Stock Ownership Plan (KSOP) in which substantially all of its employees, the employees of UIL Holdings and APS, and certain management employees of Xcelecom and UCI, are eligible to participate. The KSOP enables employees to defer receipt of up to 15% of their compensation and to invest such funds in a number of investment alternatives. Matching contributions are made to the KSOP, in the form of UIL Holdings' common stock, based on each employee's salary deferrals in the KSOP. The matching contribution currently equals fifty cents for each dollar of the employee's compensation deferred, but is not more than 3⅞% of the employee's annual salary. Matching contributions to the KSOP during 2001, 2000 and 1999 were $1.6 million, $1.8 million and $1.5 million, respectively.

UIL Holdings pays dividends on the shares of stock in the KSOP to the participant, and UIL Holdings receives a tax deduction for the dividends paid. Contributions are made to the KSOP equal to 25% of the dividends paid to each participant. Annual contributions during 2001, 2000 and 1999 were $295,000, $293,000 and $319,000, respectively.

Xcelecom's subsidiaries make contributions to union-administered benefit funds, which cover the majority of the subsidiaries' union employees. Governmental regulations require that, in the event of plan termination or employer withdrawal, an employer may be liable for a portion of the plan's unfunded vested benefits, if any. Xcelecom is not aware of any liabilities resulting from unfunded vested benefits related to union-administered benefit plans. Xcelecom does not anticipate withdrawal from the plans, nor is Xcelecom aware of any expected plan terminations.

Non-union employees at each of the Xcelecom subsidiaries participate in profit sharing, 401(k) or other retirement plans that were in place at the time of the acquisition of the subsidiary by Xcelecom. Employees at the Xcelecom corporate level participate in both the UI qualified pension plan and the UI KSOP.

H Pension and Other Benefits (continued)

In December 2001, Xcelecom established the Xcelecom, Inc. 401(k) Plan. It is Xcelecom's intention to merge each of the separate subsidiary non-union retirement plans into this single company-wide plan in a staged manner. Beginning on January 1, 2002, Xcelecom non-union employees in subsidiaries merged into this plan are eligible to participate upon completing six months of service and attaining age twenty-one. Participants become vested in matching contributions immediately upon entry into the plan.

Certain of Xcelecom's subsidiaries maintain separate defined contribution employee retirement plans that have not yet been merged into Xcelecom's 401(k) Plan. These plans are open to certain employees after various lengths of service. Employee contributions and employer matching contributions occur at different rates, and the matched portions of the funds vest over a period of years. Contributions for the profit sharing portion of the plans are generally at the discretion of the individual subsidiary.

I Jointly-Owned Plant

At December 31, 2001, UI had the following interests in a jointly-owned plant:

(In Millions)	Ownership/ Leasehold Share	Plant Investment[1]	Accumulated Depreciation
Seabrook Unit 1	17.5 %	$654	$197

(1) Of the plant investment amount, $456 million for Seabrook Unit 1 is reflected on the Consolidated Balance Sheet as a regulatory asset.

UI's share of the operating costs of Seabrook Unit 1 is included in the appropriate expense captions in the Consolidated Statement of Income.

J Unamortized Cancelled Nuclear Project

From December 1984 through December 1992, UI had been recovering its investment in Seabrook Unit 2, a partially-constructed nuclear generating unit that was cancelled in 1984, over a regulatory approved ten-year period without a return on its unamortized investment. In the 1992 rate decision, the DPUC adopted a proposal by UI to write off its remaining investment in Seabrook Unit 2, beginning January 1, 1993, over a 24-year period, corresponding with the flowback of certain Connecticut Corporation Business Tax (CCBT) credits. Such decision will allow UI to retain the Seabrook Unit 2/CCBT amounts for ratemaking purposes, with the accumulated CCBT credits not deducted from rate base during the 24-year period of amortization in recognition of a longer period of time for amortization of the Seabrook Unit 2 balance. As a result of reducing its remaining unamortized investment in Seabrook Unit 2, with proceeds from the sale of certain Seabrook Unit 2 equipment, UI expects to completely amortize its unamortized investment in 2007.

K Lease Obligations

UIL Holdings and its wholly-owned direct and indirect subsidiaries have lease arrangements for data processing equipment, office equipment, vehicles and office space, including the lease of a distribution service facility, which is recognized as a capital lease. The gross amount of assets recorded under the capital lease and the related obligation of this lease as of December 31, 2001 are recorded on the Consolidated Balance Sheet. The Seabrook sale/leaseback transaction is being treated as a long-term financing.

Future minimum lease payments under the capital lease are estimated to be as follows:

(In Thousands)	
2002	$ 1,696
2003	1,696
2004	16,000[1]
2005	–
2006	–
After 2006	–
Total minimum capital lease payments	19,392
Less: Amount representing interest	3,666
Present value of minimum capital lease payments	$ 15,726

(1) Represents anticipated buyout option payment.

Capitalization of leases on UI's books has no impact on income, since the sum of the amortization of a leased asset and the interest on the lease obligation equals the rental expense allowed for ratemaking purposes.

Operating leases, which are charged to operating expense, consist principally of lease of office space and facilities and a wide variety of equipment. The most significant operating lease is that of UI's corporate headquarters. The future minimum lease payments under these operating leases is estimated to be as follows:

(In Thousands)	
2002	$ 10,355
2003	11,037
2004	10,807
2005	11,302
2006	10,521
2007 – after	71,965
Total	$125,987

Rental payments charged to operating expenses in 2001, 2000 and 1999, including rental payments for its corporate headquarters, were $13.0 million, $11.3 million and $11.0 million, respectively.

Commitments and Contingencies

CAPITAL EXPENDITURE PROGRAM (UNAUDITED) UIL Holdings' 2002-2006 estimated capital expenditure program, excluding UI's allowance for funds used during construction, is budgeted as follows:

(In Thousands)	2002	2003	2004	2005	2006	Total
UI Distribution and Transmission	$ 68,243	$54,076	$35,846	$26,354	$22,427	$206,946
United Resources, Inc. (URI)						
Xcelecom	39,838	5,898	9,433	10,395	10,321	75,885
American Payment Systems	31,751	9,846	11,925	12,794	8,627	74,943
United Capital Investments	1,450	890	250	–	–	2,590
Total URI	73,039	16,634	21,608	23,189	18,948	153,418
Total UIL Holdings	$141,282	$70,710	$57,454	$49,543	$41,375	$360,364

Note: Any nuclear fuel capital expenditures made during 2002 will be recovered through the sale of UI's interest in Seabrook Station, expected to be completed around the end of 2002. These expenditures are not included above.

2002 expenditures for URI include estimates for acquisitions and investments similar to those previously completed. There is no guarantee that such acquisitions or investments will take place, and none are forecast beyond 2002.

NUCLEAR INSURANCE CONTINGENCIES The Price-Anderson Act, currently extended through August 1, 2002, limits public liability resulting from a single incident at a nuclear power plant. The first $200 million of liability coverage is provided by purchasing the maximum amount of commercially available insurance. Additional liability coverage will be provided by an assessment of up to $83.9 million per incident, levied on each of the nuclear units licensed to operate in the United States, subject to a maximum assessment of $10 million per incident per nuclear unit in any year. In addition, if the sum of all public liability claims and legal costs resulting from any nuclear incident exceeds the maximum amount of financial protection, each reactor operator can be assessed an additional 5% of $83.9 million, or $4.2 million. The maximum assessment is adjusted at least every five years to reflect the impact of inflation. With respect to the one operating nuclear generating unit in which UI has an interest, UI will be obligated to pay its ownership and leasehold share of any statutory assessment resulting from a nuclear incident at any nuclear generating unit. Based on its interest in this nuclear generating unit, UI estimates its maximum liability would be $14.7 million per incident. However, any assessment would be limited to $1.8 million per incident per year.

The Nuclear Regulatory Commission requires each operating nuclear generating unit to obtain property insurance coverage in a minimum amount of $1.06 billion and to establish a system of prioritized use of the insurance proceeds in the event of a nuclear incident. The system requires that the first $1.06 billion of insurance proceeds be used to stabilize the nuclear reactor to prevent any significant risk to public health and safety and then for decontamination and cleanup operations. Only following completion of these tasks would the balance, if any, of the segregated insurance proceeds become available to the unit's owners. For the one operating nuclear generating unit in which UI has an interest, UI is required to pay its ownership and leasehold share of the cost of purchasing such insurance. Although this unit has purchased $2.75 billion of property insurance coverage, representing the limits of coverage currently available from conventional nuclear insurance pools, the cost of a nuclear incident could exceed available insurance proceeds. Under those circumstances, the nuclear insurance pools that provide this coverage may levy assessments against the insured owner companies if pool losses exceed the accumulated funds available to the pool. The maximum potential assessments against UI with respect to losses occurring during current policy years are approximately $3.4 million.

OTHER COMMITMENTS AND CONTINGENCIES

CONNECTICUT YANKEE On December 4, 1996, the Board of Directors of the Connecticut Yankee Atomic Power Company (Connecticut Yankee) voted unanimously to retire the Connecticut Yankee nuclear plant (the Connecticut Yankee Unit) from commercial operation. UI has a 9.5% stock ownership share in Connecticut Yankee. The power purchase contract under which UI had purchased its 9.5% entitlement to the Connecticut Yankee Unit's power output permits Connecticut Yankee to recover 9.5% of all of its costs from UI. A decision by the FERC that became effective on August 1, 2000 allows Connecticut Yankee to collect, through the power contracts with the unit's owners, the FERC-approved decommissioning costs, other costs associated with the permanent shutdown of the Connecticut Yankee Unit, the unrecovered investment in the Connecticut Yankee Unit, and a return on equity of 6%.

UI's estimate of its remaining share of Connecticut Yankee costs, including decommissioning, less return of investment (approximately $6.3 million) and return on investment (approximately $1.4 million) at December 31, 2001, is approximately $15.0 million. This estimate, which is subject to ongoing review and revision, has been recorded as an obligation with an offsetting regulatory asset of $21.3 million, which includes the $6.3 million return of investment.

HYDRO-QUEBEC UI is a participant in the Hydro-Quebec transmission intertie facility linking New England and Quebec, Canada. Phase I of this facility, which became operational in 1986 and in which UI has a 5.45% participating share, has a 690 megawatt equivalent generation capacity value; and Phase II, in which UI has a 5.45% participating share, increased the equivalent generation capacity value of the intertie from 690 megawatts to a maximum of 2,000 megawatts in 1991. UI is obligated to furnish a guarantee for its participating share of the debt financing for the Phase II facility. As of December 31, 2001, UI's guarantee liability for this debt was approximately $5.0 million.

CROSS-SOUND CABLE PROJECT United Capital Investments (UCI), an indirect wholly-owned subsidiary of UIL Holdings, has a 25% interest ($0.9 million investment) in Cross-Sound Cable Company, LLC, which proposes to install, own and operate a 330-megawatt merchant transmission line connecting Connecticut and Long Island under Long Island Sound. UCI is obligated to furnish a direct guarantee for its participating share of the debt financing during construction of this project. Under a separate agreement, UIL Holdings is an indirect guarantor of the obligation of UCI. As of December 31, 2001, UCI's guarantee liability for this debt was approximately $7.9 million. This project has been opposed by a number of public officials and private groups who have participated actively in governmental permitting proceedings relative to the project. In December 2001, the Connecticut Department of Environmental Protection (CTDEP) issued a notice of intent to grant a permit for the project. A final decision from the CTDEP is expected in the first quarter of 2002. In January 2002, the Connecticut Siting Council (CSC) approved a permit application for siting the cable; but the Connecticut Attorney General and the City of New Haven have appealed the CSC's decision to the Connecticut Superior Court. UCI management believes that the CSC decision will be upheld on appeal, although there can be no assurance that it will. In addition, a permit application for siting the cable is pending before the United States Army Corps of Engineers. A final decision on this application is also anticipated in the first quarter of 2002.

ENVIRONMENTAL CONCERNS In complying with existing environmental statutes and regulations and further developments in areas of environmental concern, including legislation and studies in the fields of water quality, hazardous waste handling and disposal, toxic substances, and electric and magnetic fields, UIL Holdings and its wholly-owned direct and indirect subsidiaries may incur substantial capital expenditures for equipment modifications and additions, monitoring equipment and recording devices, and it may incur additional operating expenses. The total amount of these expenditures is not now determinable.

SITE DECONTAMINATION, DEMOLITION AND REMEDIATION COSTS UI has estimated that the total cost of decontaminating and demolishing its Steel Point Station and completing requisite environmental remediation of the site will be approximately $11.3 million, of which approximately $8.7 million had been incurred as of December 31, 2001, and that the value of the property following remediation will not exceed $6.0 million. As a result of a 1992 DPUC retail rate decision, beginning January 1, 1993, UI has been recovering through retail rates $1.075 million of the remediation costs per year. The remediation costs, property value and recovery from customers will be subject to true-up in UI's pending Rate Case proceeding, based on actual remediation costs and actual gain on UI's disposition of the property.

L Commitments and Contingencies (continued)

Concurrent with the closing of Steel Point Station, a new East Main Street Station was created to replace it. The East Main Street Station cost $11.1 million, of which $10.6 million is reimbursable from the City of Bridgeport. UI expects that the receivable will be collectible from the City of Bridgeport through anticipated redevelopment grants or similar funding by the State of Connecticut.

UI has begun replacing the bulkhead surrounding a site, bordering the Mill River in New Haven, that contains transmission facilities and deactivated generation facilities, at an estimated cost of $13.5 million. Of this amount, $4.2 million represents the portion of the costs to protect UI's transmission facilities and will be capitalized as plant in service, and the remaining estimated cost of $9.3 million was expensed. UI has conveyed to an unaffiliated entity, Quinnipiac Energy LLC (QE), this entire site, reserving to UI permanent easements for the operation of its transmission facilities on the site. QE will complete the bulkhead replacement project at UI's expense, with UI acting as the project manager. UI has also funded 61% (approximately $1.2 million) of the environmental remediation costs that will be incurred by QE to bring the site into compliance with applicable minimum Connecticut environmental standards. QE intends to reactivate the generation facilities on the site as a merchant electric generating plant.

UI closed on the sale of its Bridgeport Harbor Station and New Haven Harbor Station generating plants in compliance with Connecticut's electric utility industry restructuring legislation on April 16, 1999. Environmental assessments performed in connection with the marketing of these plants indicate that substantial remediation expenditures will be required in order to bring the plant sites into compliance with applicable minimum Connecticut environmental standards. The purchaser of the plants has agreed to undertake and pay for the remediation of the purchased properties. With respect to the portion of the New Haven Harbor Station site that UI has retained, UI has performed an additional environmental investigation. That investigation has refined what UI knows about the site conditions; and UI is in the process of evaluating what steps may be necessary to remediate the retained portion of the site in compliance with governing requirements. At this time, UI is unable to estimate the scope or the cost of the remediation that will be required.

The owner of a parcel of property in Derby, Connecticut, has notified UI that the owner is remediating soil contamination of the property by fuel oil, which contamination the owner has asserted resulted from activities conducted on the property when it was owned by UI during the period 1961 to 1976. Based on its own investigation to date, UI has advised the owner that UI has no responsibility for the alleged soil contamination. The Connecticut Department of Environmental Protection is remediating a migration of fuel oil contamination from a neighboring parcel of property into the adjacent Housatonic River. If UI or regulatory agencies determine that UI is responsible for the costs of these remediation activities, UI may experience substantial costs, although no estimate of potential costs is currently available.

M Nuclear Fuel Disposal and Nuclear Plant Decommissioning

Costs associated with nuclear plant operations include amounts for disposal of nuclear wastes, including spent fuel, and for the ultimate decommissioning of the plants. Under the Nuclear Waste Policy Act of 1982, the federal Department of Energy (DOE) is required to design, license, construct and operate a permanent repository for high-level radioactive wastes and spent nuclear fuel. The act requires the DOE to provide for the disposal of spent nuclear fuel and high-level radioactive waste from commercial nuclear plants through contracts with the owners and generators of such waste; and the DOE has established disposal fees that are being paid to the federal government by electric utilities owning or operating nuclear generating units. In return for payment of the prescribed fees, the federal government was required to take title to and dispose of the utilities' high-level wastes and spent nuclear fuel beginning no later than January 1998. However, the DOE has announced that its first high-level waste repository will not be in operation earlier than 2010 and that, absent a repository, the DOE has no statutory obligation to begin taking high-level wastes and spent nuclear fuel for disposal by January 1998. However, numerous utilities and states have obtained a judicial declaration that the DOE has a statutory responsibility to take title to and dispose of high-level wastes and spent nuclear fuel beginning in January 1998, and that the contracts between the DOE and the plant owners and generators of such waste will provide a potentially adequate remedy to owners and generators in monetary damages for breach of the contracts. The DOE is contesting these judicial declarations; and it is unclear at this time whether the United States Congress will enact legislation to address spent fuel/high-level waste disposal issues.

Until the federal government begins receiving such materials, nuclear generating units will need to retain high level wastes and spent nuclear fuel on-site or make other provisions for their storage. Storage facilities for the Connecticut Yankee Unit, which has been retired from commercial operation, are deemed adequate. Storage facilities for Seabrook Station are projected to be adequate until 2008, and modifications to the facilities could expand their storage capabilities to accommodate the spent fuel from a limited number of additional operating cycles. However, facilities for the dry storage of spent fuel are projected to be needed before the end of the current licensed life of the Seabrook plant if a DOE permanent repository does not become available.

Disposal costs for low-level radioactive wastes (LLW) that result from operation or decommissioning of nuclear generating units decreased in 1999, as a result of negotiations between the generators of such wastes and the owners of licensed disposal facilities. Currently, the Chem Nuclear LLW facility at Barnwell, South Carolina is open to the Connecticut Yankee Unit and Seabrook Station for disposal of LLW. The Envirocare LLW facility at Clive, Utah is also open to these generating plants for portions of their LLW. Both plants have contracts in place for LLW disposal at these disposal facilities.

In the event access to LLW disposal facilities is interrupted, Seabrook Station has on-site storage capability for at least five years. The Connecticut Yankee Unit, which has been retired from commercial operation, has a similar storage program, although disposal of its LLW is taking place in connection with its decommissioning.

The State of New Hampshire has not met deadlines for compliance with the Low-Level Radioactive Waste Policy Act and has stated that the state is unsuitable for a LLW disposal facility. Connecticut, New Jersey and South Carolina have formed the Atlantic Compact, which should ensure that the Connecticut Yankee Unit will have access to the Chem Nuclear LLW facility at Barnwell, South Carolina through the end of their decommissioning.

Nuclear Regulatory Commission licensing requirements and restrictions are also applicable to the decommissioning of nuclear generating units at the end of their service lives, and the NRC has adopted comprehensive regulations concerning decommissioning planning, timing, funding and environmental reviews. UI and the other owners of the nuclear generating units in which UI has interests estimate decommissioning costs for the units and attempt to recover sufficient amounts through their allowed electric rates, together with earnings on the investment of funds so recovered, to cover expected decommissioning costs. Changes in NRC requirements or technology, as well as inflation, can increase estimated decommissioning costs.

New Hampshire has enacted a law requiring that the funds required to finance the decommissioning of nuclear generating units in that state be managed by the state treasurer. The New Hampshire Nuclear Decommissioning Financing Committee (NDFC) has established $584.7 million (in 2002 dollars) as the decommissioning cost estimate for Seabrook Station, of which UI's share would be approximately $102.3 million. This estimate assumes the prompt removal and dismantling of the unit at the end of its estimated 36-year energy producing life. Monthly decommissioning payments are being made to the state-managed decommissioning trust fund. UI's share of the decommissioning payments made during 2001 was $3.3 million. UI's share of the fund at December 31, 2001 was approximately $26.3 million.

M Nuclear Fuel Disposal and Nuclear Plant Decommissioning (continued)

Connecticut has enacted a law requiring the operators of nuclear generating units to file periodically with the DPUC their plans for financing the decommissioning of the units in that state. As of January 1, 2000, the estimate of future decommissioning costs to be incurred subsequent to that date for the Connecticut Yankee Unit, assuming the prompt removal and dismantling of the unit, was $393.3 million. As of December 31, 2001, $135.3 million of this amount had been expended for decommissioning. The projected remaining decommissioning cost is $258.0 million, of which UI's share is $24.5 million. For UI's 9.5% equity ownership in Connecticut Yankee, decommissioning costs of $1.6 million were funded by UI during 2001, and UI's share of the fund at December 31, 2001 was $27.0 million.

On April 19, 2000, the DPUC approved UI's plan for divesting its ownership interest in Millstone Unit 3 by participating in an auction process for all three of the generating units at Millstone Station, which was concluded on August 7, 2000 when Dominion Resources, Inc. (Dominion) agreed to purchase Millstone Units 1 and 2, and 93.47% of Millstone Unit 3. The sale was consummated on March 31, 2001. UI's share of the Millstone Unit 3 decommissioning payments made during 2001 was $1.2 million. UI's share of the fund at March 31, 2001 was $8.5 million. This balance was transferred to Dominion on that date, along with the decommissioning obligation; and UI has paid Dominion an additional $0.2 million as a final adjustment due under the Purchase and Sale Agreement.

N Fair Value of Financial Instruments

The estimated fair values of UIL Holdings' financial instruments are as follows:

(In Thousands)	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Unrestricted cash and temporary cash investments	$ 29,500	$ 29,500	$ 14,237	$ 14,237
Long-term debt[1][2][3]	$470,460	$475,372	$395,460	$384,838

(1) Excludes the obligation under the Seabrook Unit 1 sale/leaseback agreement.
(2) The fair value of UIL Holdings' long-term debt is estimated by investment bankers based on market conditions at December 31, 2001 and 2000, respectively.
(3) See Note (B), "Capitalization – Long-Term Debt."

O Quarterly Financial Data (Unaudited)

Selected quarterly financial data for 2001 and 2000 are set forth below:

(In Thousands except per share amounts)

Quarter	Operating Revenues	Operating Income	Net Income	Earnings per Share of Common Stock[1] Basic	Diluted
2001					
First Quarter	$242,198	$28,846	$ 9,476	$0.67	$0.67
Second Quarter	262,509	36,955	15,220	1.08	1.08
Third Quarter	313,613	53,439	24,929	1.77	1.76
Fourth Quarter	267,526	25,465	9,738	0.69	0.68
2000					
First Quarter	$204,240	$38,099	$16,865	$1.20	$1.20
Second Quarter	194,804	43,389	17,796	1.26	1.26
Third Quarter	247,054	49,961	19,707	1.40	1.40
Fourth Quarter	234,757	18,497	6,389	0.46	0.46

(1) Based on weighted average number of shares outstanding each quarter.

P Segment Information

UIL Holdings has two reportable operating segments, UI, its regulated electric utility business engaged in the purchase, transmission, distribution and sale of electricity, and Xcelecom, its non-utility, indirect, wholly-owned subsidiary, which provides specialized contracting services in the electrical, communications and data network infrastructure industries. Revenues from inter-segment transactions are not material. All of UIL Holdings' revenues are derived in the United States.

The following table reconciles certain segment information with that provided in UIL Holdings' Consolidated Financial Statements. In the table, Other includes the information for the remainder of UIL Holdings' non-utility businesses and inter-segment eliminations.

(In Thousands)	2001	2000
Total Assets		
Utility	$1,536,802	$1,602,327
Xcelecom – Non-utility business	180,794	136,951
Other	146,335	129,276
Total UIL Holdings	$1,863,931	$1,868,554

(In Thousands)	2001	2000	1999
REVENUES FROM EXTERNAL CUSTOMERS			
Utility	$ 714,818	$704,691	$679,975
Xcelecom – Non-utility business	312,556	138,267	35,423
Other	58,472	37,897	35,332
Total UIL Holdings	$1,085,846	$880,855	$750,730
INCOME (LOSS) BEFORE INCOME TAXES			
Utility	$ 102,971	$108,039	$117,902
Xcelecom – Non-utility business	10,869	3,944	(4,805)
Other	(6,286)	(3,197)	1,027
Total UIL Holdings	$ 107,554	$108,786	$114,124

Market for UIL Holdings' Common Equity and Related Stockholder Matters

On July 20, 2000, as a result of a corporate restructuring of UI and its direct and indirect subsidiaries into a holding company system, UI became a wholly-owned subsidiary of UIL Holdings, and each share of UI's issued and outstanding Common Stock was automatically converted into a share of UIL Holdings Common Stock. The Common Stock of UI and UIL Holdings has traded on the New York Stock Exchange since 1971. The high and low closing prices during 2001 and 2000 were as follows:

	2001 Sale Price		2000 Sale Price	
Quarter	High	Low	High	Low
First Quarter	$51.23	$44.25	$52.13	$38.13
Second Quarter	50.29	45.65	47.38	39.63
Third Quarter	49.47	45.70	55.13	44.19
Fourth Quarter	52.42	47.27	52.19	43.38

UI and UIL Holdings have paid quarterly dividends on the Common Stock since 1900. The quarterly dividends declared by UI and UIL Holdings in 2000 and by UIL Holdings in 2001 were at a rate of 72 cents per share.

As of December 31, 2001, there were 11,912 Common Stock shareowners of record.

Financial and Stock Data (Note)

INCOME AND DIVIDEND DATA

Year	Pretax (fed.) Net Income $ mil.	Balance for Common $ mil	Basic Earnings per Share $	Diluted Earnings per Share $	Dividend Declared Share $	Payout Ratio %	Yield on Average Price %
1997	72	43	3.10	3.09	2.88	92.9	8.2
1998	84	45	3.20	3.20	2.88	90.0	6.0
1999	103	52	3.71	3.71	2.88	77.6	6.2
2000	101	61	4.32	4.31	2.88	66.7	6.2
2001	100	59	4.21	4.19	2.88	68.4	6.0
5 Yr. Avg.	92	52	3.71	3.70	2.88	79.1	6.5

COMMON SHARE DATA

	Closing Price Range			Price Earnings Ratio		
Year	$ High	$ Low	$ End	High	Low	Close
1997	45.94	24.50	45.94	14.8	7.9	14.8
1998	53.75	42.63	51.50	16.8	13.3	16.1
1999	53.19	39.31	51.38	14.3	10.6	13.9
2000	55.13	38.13	49.75	12.8	8.8	11.5
2001	52.42	44.25	51.30	12.5	10.5	12.2
5 Yr. Avg.	52.08	37.76	49.97	14.2	10.2	13.7

COMMON SHARE DATA (Continued)

	Closing Market Price $									Trading Volume in Thousands		
	2001			2000			1999					
Quarter ended	High	Low	End	High	Low	End	High	Low	End	2001	2000	1999
3/31	51.23	44.25	47.50	52.13	38.13	39.25	52.69	41.88	41.94	1,979	2,645	1,698
6/30	50.29	45.65	48.59	47.38	39.63	43.75	44.69	39.31	42.44	1,822	2,061	3,034
9/30	49.47	45.70	47.69	55.13	44.19	51.44	50.69	43.13	48.38	1,764	2,184	2,784
12/31	52.42	47.27	51.30	52.19	43.38	49.75	53.19	47.94	51.38	1,427	2,518	1,663

QUARTERLY FINANCIAL INFORMATION

	Pretax (fed.) Net Income $ mil.			Basic Earnings per Share $			Dividends Paid per Share $		
Quarter ended	2001	2000	1999	2001	2000	1999	2001	2000	1999
3/31	17	28	22	0.67	1.20	0.70	0.72	0.72	0.72
6/30	26	30	26	1.08	1.26	0.99	0.72	0.72	0.72
9/30	41	33	45	1.77	1.40	1.78	0.72	0.72	0.72
12/31	16	10	10	0.69	0.46	0.24	0.72	0.72	0.72

(fed.) = Federal

Note: Certain data for the years 1997 and 1998 have been restated.

Selected Financial Data

	2001	2000	1999	1998	1997
FINANCIAL RESULTS OF OPERATION (In Thousands)					
Sales of electricity					
Utility					
Retail					
Residential	$ 266,585	$ 252,730	$ 271,605	$ 262,974	$ 259,325
Commercial	254,842	242,075	256,246	254,765	248,490
Industrial	95,250	96,955	100,437	102,201	102,763
Other	10,501	10,587	11,308	11,667	11,755
Total Retail	627,178	602,347	639,596	631,607	622,333
Wholesale	61,570	67,990	24,334	44,948	82,871
Other operating revenues	26,070	34,354	16,045	9,636	3,825
Non-utility businesses	371,028	176,164	70,755	61,900	38,040
Total operating revenues	1,085,846	880,855	750,730	748,091	747,069
Fuel and interchange energy – net					
Retail – own load	252,576	262,252	134,851	116,769	109,542
Wholesale	19,331	19,901	24,552	34,775	73,124
Capacity purchased – net	3,296	4,682	33,873	34,515	39,976
Other operating expenses, excluding tax expense	524,661	331,305	256,285	247,636	236,253
Depreciation	32,811	31,839	61,040	86,861[1]	77,745[1]
Amortization	63,317	37,874	36,394	13,758	13,758
Gross earnings tax	26,661	23,715	24,518	24,039	23,571
Other non-income taxes	18,488	19,341	22,622	40,635[2]	28,922
Total operating expenses, excluding income taxes	941,141	730,909	594,135	598,988	602,891
Operating income	144,705	149,946	156,595	149,103	144,178
Other Income, net					
AFUDC	1,913	2,609	2,235	468	1,575
Other non-operating income	4,475	730	2,686	1,928	1,898
Total	6,388	3,339	4,921	2,396	3,473
Interest Charges, net					
Long-term debt – net	36,529	31,729	35,260	42,836	56,158
Dividend requirement of mandatorily redeemable securities	–	3,529	4,813	4,813	4,813
Other	7,010	9,241	7,319	9,007	6,068
Total	43,539	44,499	47,392	56,656	67,039
Income tax expense					
Operating income tax	52,368	52,298	65,042	52,862	39,281
Non-operating income tax	(4,177)	(4,269)	(3,142)	(3,091)	(2,126)
Total	48,191	48,029	61,900	49,771	37,155
Net income	59,363	60,757	52,224	45,072	43,457
Premium (Discount) on preferred stock redemption	–	–	53	(21)	(48)
Preferred and preference stock dividends	–	–	66	201	205
Income applicable to common stock	$ 59,363	$ 60,757	$ 52,105	$ 44,892	$ 43,300
FINANCIAL CONDITION (In Thousands)					
Current assets	$ 351,967	$ 288,306	$ 220,126	$ 305,189	$ 204,474
Other property and investments	149,830[4]	155,526[4]	144,768[4]	49,549	47,706
Property, plant and equipment – net	493,342	495,850	482,836[3]	1,181,053	1,232,909
Construction work in progress	32,103	30,267	25,708	33,695	25,448
Deferred charges and regulatory assets	836,689	898,605	924,772[3]	371,674	408,993
Total Assets	$1,863,931	$1,868,554	$1,798,210	$1,941,160	$1,919,530
Current portion of long-term debt	$ 100,000	$ –	$ 25,000	$ 66,202	$ 100,000
Other current liabilities	264,531	236,047	166,213	172,830	175,340
Noncurrent liabilities	195,253	218,260	247,135	111,848	121,746
Deferred income tax liabilities and other	272,380	302,282	316,205	339,072	349,591
Net long-term debt, excluding current portion	498,557	522,221	518,228	664,510	644,670
Notes payable	33,215	110,699	17,131	86,892	37,751
Preferred stock and company-obligated mandatorily redeemable securities of subsidiaries holding solely parent debentures	–	–	50,000	54,299	54,351
Net common stock equity	499,995	479,045	458,298	445,507	436,081
Total Liabilities and Capitalization	$1,863,931	$1,868,554	$1,798,210	$1,941,160	$1,919,530

(1) Includes the before-tax effect of charges for additional amortization of conservation and load management costs: $13.1 million in 1998 and $6.6 million in 1997.

(2) Includes the effect of charges of $14.0 million, before-tax, associated with property tax settlement.

(3) Reflects reclassification of $518.3 million of nuclear assets from plant in service to regulatory asset.

(4) Includes an investment of $92.0 million, $90.3 million and $83.5 million in a generation facility as of December 31, 2001, 2000 and 1999, respectively.

	2001	2000	1999	1998	1997
COMMON STOCK DATA					
Average number of shares outstanding (In Thousands)	14,097	14,073	14,052	14,018	13,976
Number of shares outstanding at year-end (In Thousands)	14,116	14,077	14,063	14,035	13,908
Earnings per share (average) – basic	$ 4.21	$ 4.32	$ 3.71	$ 3.20	$ 3.10
Earnings per share (average) – diluted	$ 4.19	$ 4.31	$ 3.71	$ 3.20	$ 3.09
Book value per share	$ 35.42	$ 34.03	$ 32.59	$ 31.74	$ 31.35
Average return on equity					
Total	12.13%	13.00%	11.45%	9.44%	10.45%
Utility	11.98%	13.50%	14.00%	11.43%	11.54%
Dividends declared per share	$ 2.88	$ 2.88	$ 2.88	$ 2.88	$ 2.88
Market Price:					
High	$ 52.42	$ 55.13	$ 53.19	$ 53.75	$ 45.94
Low	$ 44.25	$ 38.13	$ 39.31	$ 42.63	$ 24.50
Year-end	$ 51.30	$ 49.75	$ 51.38	$ 51.50	$ 45.94
CASH FLOW INFORMATION (In Thousands)					
Net cash provided by operating activities, less dividends	$ 116,372	$ 60,801	$ 57,907	$ 71,566	$ 132,189
Capital expenditures, excluding AFUDC	$ 47,370	$ 54,191	$ 34,772	$ 38,040	$ 33,436
OTHER FINANCIAL AND STATISTICAL DATA					
Sales by class (millions of kWh's)					
Residential	2,120	2,057	2,054	1,925	1,899
Commercial	2,476	2,403	2,388	2,324	2,249
Industrial	1,082	1,146	1,162	1,155	1,168
Other	46	48	48	48	49
Total	5,724	5,654	5,652	5,452	5,365
Number of retail customers by class (average)					
Residential	286,331	284,955	282,986	281,591	280,283
Commercial	29,889	29,776	29,757	29,468	29,228
Industrial	1,707	1,725	1,746	1,752	1,697
Other	1,250	1,207	1,185	1,172	1,163
Total	319,177	317,663	315,674	313,983	312,371
Average price per kilowatt-hour by class (cents)					
Residential	12.57	12.29	13.22	13.66	13.66
Commercial	10.29	10.07	10.73	10.96	11.05
Industrial	8.80	8.46	8.64	8.85	8.80
Average large industrial customers time of use rate	8.13	8.06	8.21	8.16	8.12
Revenues – retail sales per kWh	10.96	10.65	11.31	11.58	11.60
Number of employees at year-end	2,589	2,277	1,239	1,193	1,175

Executive Officers & Board of Directors

Executive Officers

Nathaniel D. Woodson
Chairman, President and Chief Executive Officer

Robert L. Fiscus
Vice Chairman of the Board of Directors and
Chief Financial Officer

Gregory E. Sages
Vice President – Finance

Richard J. Nicholas
Vice President – Corporate Development and
Administration

Charles J. Pepe
Treasurer & Assistant Secretary

Susan E. Allen
Vice President – Investor Relations,
Corporate Secretary & Assistant Treasurer

Presidents of Business Units

Anthony J. Vallillo
President, The United Illuminating Company

Dennis E. Dugan
President, Xcelecom, Inc.

Paul A. Rocheleau
President, American Payments Systems, Inc.

Richard J. Nicholas
President, United Capital Investments, Inc.

Board of Directors

Thelma R. Albright
Retired President,
Carter Products Division, Carter Wallace, Inc.

Marc C. Breslawsky
Chairman and Chief Executive Officer,
Imagistics International, Inc.

David E. A. Carson
Director, former President and Chief Executive Officer,
People's Bank

Arnold L. Chase
Chairman of the Board of Directors and
President, Gemini Networks, Inc.
Executive Vice President,
Chase Enterprises

John F. Croweak
Retired; former Chairman of the Board of Directors,
Anthem Blue Cross & Blue Shield of Connecticut, Inc.

Robert L. Fiscus
Vice Chairman of the Board of Directors and
Chief Financial Officer,
UIL Holdings Corporation

Betsy Henley-Cohn
Chairperson/Treasurer of the Board of Directors
Joseph Cohn & Son, Inc.

John L. Lahey
President,
Quinnipiac University

F. Patrick McFadden, Jr.
Retired Chairman,
Citizens Bank of Connecticut

Daniel J. Miglio
Retired; former Chairman,
President and Chief Executive Officer,
Southern New England Telecommunications

William F. Murdy
Chairman of the Board and Chief Executive Officer,
Comfort Systems USA

James A. Thomas
Associate Dean,
Yale Law School

Nathaniel D. Woodson
Chairman of the Board of Directors,
President and Chief Executive Officer,
UIL Holdings Corporation

Investor Information

Transfer, Registrar and Dividend Disbursing Agent

American Stock Transfer & Trust Company
Telephone Inquiries:
(800) 937.5449 or (718) 921.8200
E-mail Address: info@amstock.com
Website Address: www.amstock.com

Address Shareowner's Inquiries to:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

Send Certificates for Transfer and Address Changes to:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

Annual Meeting Date

UIL Holdings Corporation's Annual Meeting will be held at:
Quinnipiac University
275 Mount Carmel Ave.
Hamden, CT
on Wednesday, May 15, 2002
beginning at 10:00 a.m.

Dividend Reinvestment & Direct Stock Purchase and Sale Plan

Investors interested in obtaining information regarding the benefits of participating in Investors Choice, a Dividend Reinvestment & Direct Stock Purchase and Sale Plan for UIL Holdings Corporation's common stock, may write to:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

Investor Relations Hotline

For information on UIL's earnings, news releases, media articles and dividend information, including ex-dividend dates and dividend payment dates, call:
From within the New Haven area:
(203) 499.3333 or
From outside the New Haven area:
(800) 7.CALL UI (722.5584)

Analyst Contact

Susan E. Allen
Telephone: (203) 499.2409
E-mail Address:
susan.allen@uinet.com
UIL Holdings Corporation
P.O. Box 1564
New Haven, CT 06506-0901
Fax: (203) 499.3624

General Counsel

Wiggin & Dana

Stock Listing

New York Stock Exchange;
Common Stock (UIL)

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UIL HOLDINGS CORPORATION

157 Church Street
PO Box 1564
New Haven, CT 06506-0901
203.499.2311
www.uil.com